Exhibit 99.1

POWERBANK CORPORATION

Management’s Discussion and Analysis

Contact Information :

PowerBank Corporation
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Ms. Nicole Rusaw, CFO
Email: info@powerbankcorp.com

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) comments on the financial performance and financial condition of PowerBank Corporation (“PowerBank” or the “Company”) for the year ended June 30, 2026. This MD&A is presented as of September 28, 2026 and was reviewed and approved by our Board of Directors (the “Board”).

Unless otherwise stated or the context otherwise indicates, all references to “PowerBank”, the “Company”, “we”, “us” or “our” refer to PowerBank Corporation together with our subsidiaries, on a consolidated basis. This MD&A also refers to our fiscal years. Our fiscal year commences on July 1st of each year and ends on June 30th of the following year. Our current fiscal year, which will end on June 30, 2026, is referred to as “Fiscal 2026”, “FY2026” or similar words. Our previous fiscal year, which ended on June 30, 2025, is referred to as “Fiscal 2025”,” FY2025” or similar words. Other fiscal years are referenced by the applicable calendar year during which the fiscal year ends.

The information in this MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended June 30, 2026, 2025 and 2024, along with the related notes thereto, which have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the IASB.

Additional information relating to PowerBank, including our most recently filed Annual Report on Form 20-F, can be found on SEDAR+ at www.sedarplus.ca and EDGAR. All amounts are in thousands of Canadian dollars except where otherwise indicated and per share amounts.

Overview

Business Profile

PowerBank Corporation is incorporated in Ontario, Canada with its registered office located at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9 and head office located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022 and had another name change to PowerBank Corporation on July 23, 2025.

The Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to Cboe Canada Exchange Inc. where it has the current trading symbol “PBK”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global Market (“Nasdaq”) where it has the current trading symbol “PBK”.

The Company operates in the growing renewable energy sector that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar and battery energy storage power plants that would generate solar renewable electricity to: (a) address the growing requirements for jurisdictions to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”) and other environmental attributes; (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid; and (c) enhance grid reliability via its distributed generation projects.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of solar power plants and battery energy storage system (“BESS”), whether electricity grid interconnected or behind-the-meter (“BTM”) projects on roofs of commercial and/or industrial buildings, or ground-mount projects, community-scale or utility-scale in size.

The Company continues to shift its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer (“IPP”). The Company focuses on organic growth and also pursues M&A opportunities.

Development of the Business

USA

The Company is focused on key distributed generation markets in New York, Pennsylvania, New Jersey, Maryland and Illinois. In New York, the Company’s 3.7 megawatts of direct current (“MW DC”) project has reached Permission to Operate (“PTO”) in July 2025. Three projects for Honeywell totalling 21 MW DC reached commercial operation in spring 2026. Two projects for Qcells and one project for Solar Advocate Development, totaling 15.5 MW DC are expected to reach PTO in the next 12 months. Approximately 40 projects are under utility interconnection studies and/or permitting in the US, with approximately 20 distributed generation projects having secured positive interconnection studies in New York State alone. In addition, the Company is working on site origination for further potential renewable and alternative energy projects.

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Management’s Discussion and Analysis

Community solar projects rely on state-level polices, legislation, regulations, and economics along with federal tax incentives to meet hurdle requirements. The federal investment tax credits (“ITCs”) that solar projects relied upon are being wound down under the One Big Beautiful Bill Act of 2025 (“OBBBA”). Following IRS guidance released under the Bill, the Company worked to preserve via safe harbor the ITCs associated with 23 projects, worth an estimated $240 million in construction value before legislated deadlines. The Company is monitoring market and policy developments in markets where distributed solar projects may continue to meet hurdle rates without reliance on federal ITCs.

The OBBBA preserved ITCs for BESS projects on an extended timeline. The Company is continuing origination and development of distributed BESS projects in the markets noted above to capitalize on the continued availability of ITCs, with a variety of sites in various stages of development. The Company expects to commence construction on its first BESS projects in the United States in the fiscal year 2027.

On December 22, 2025, the Company announced the sale of three community solar projects located in New York State - Elmira, Jordan Road 1, and Jordan Road 2 (the “Solar Advocate Projects”) - to Solar Advocate Development LLC (“Solar Advocate”) for total consideration of approximately US$41 million.

Each EPC agreement included a corresponding guarantee agreement entered into between Solar Advocate and the Company that provides that Solar Advocate had, if it was not satisfied with its due diligence, the absolute and unconditional right to sell, transfer, convey or assign the projects back to the Company (“Sell-Back Right”) without incurring any further liabilities by providing written notice to Company at any time within 60 days of December 19, 2025. The Owner has provided notice exercising the Sell-Back Rights for all three projects. As a result, this transaction has been terminated and the $4 million USD that was advanced to the Company shall be returned to Solar Advocate and the Company shall retain ownership of the projects. PowerBank will evaluate its plans for these Projects which could include developing as owned IPP assets or selling them to another third party.

In fiscal 2025, PowerBank announced the sale of its Gainesville, Highway 28, Hardie and Rice Road solar power projects (the “Qcells Projects”) to an affiliate of Qcells North America (“Owner”), which included PowerBank’s continued engagement to construct the Qcells Projects through to commercial operation under EPC agreements. The development and construction of the Qcells Projects was subject to the receipt of required permits. As the Gainesville and Highway 28 projects have not at this time received the required permits, the Owner has provided notice to PowerBank to resell the Gainesville and Highway 28 projects back to PowerBank (the “Sell-Back Notice”). As a result of the Sell-Back Notice, the transactions for those two projects have been terminated and any funds advanced to PowerBank will be returned to the Owner, for an aggregate amount of US$2.35 million. Accordingly, the Company recorded adjustments to development fee revenue of $2.5 million and the related cost of goods sold of $1.8 million for the year ended June 30, 2026 to reflect the contractual repurchase of the projects. In connection with the repurchase accounting, as of June 30, 2026, returned inventory in-transit increased by $2.3 million, prepaid expenses and deposits increased by $0.3 million, and trade and other payables increased by $3.3 million. PowerBank remains confident in the underlying value of both assets. PowerBank will evaluate its strategic options for the Gainesville and Highway 28 projects, which may include developing them as owned independent power producer (IPP) assets or pursuing a sale to another third-party buyer. The Hardie and Rice Road projects are already under construction and are not affected by the Sell-Back Notice — with racking installation complete at Rice Road and both projects are on track with commercial operations expected in FY2027. As of the original transaction date, the Hardie project and Rice Rd project had a combined total project value of US$22.9 million.

In April 2026, the Company secured a US$2.95M federal contract with the United States Army to provide engineering, procurement and construction services on a solar generation and EV charger project at the Farmingdale Armed Forces Reserve Center in Farmingdale, New York. The facility is used by units of the US Army, Navy, Marine Corps and the New York National Guard.

In the next 6-12 months, the Company expects to commence full construction mobilization on a further 12 projects in New York State with an estimated construction value of US$110M, pending receipt of financing and final permits.

Canada

The Company finished the construction on a 1.4MW DC rooftop solar project in Alberta in Q2 FY2026 and the project reached Commercial Operation Date (“COD”) on December 10, 2025. In addition, the Company is advancing more than ten solar projects in Nova Scotia going through utility interconnection studies and other development activities to participate in Nova Scotia’s Community Solar Program. These projects are owned by a third-party fund with Nova Scotia partners, and the Company provides development services on a fee-for-service basis. The Company is actively developing potential projects in Ontario, Alberta, and Nova Scotia.

In addition to its providing operation and maintenance services of solar projects, the Company is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions by acquiring small Feed-in-Tariff (“FIT”) rooftop and ground mount solar projects.

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Management’s Discussion and Analysis

With the acquisition of Solar Flow-Through Funds Ltd. (“SFF”), including its pipeline of BESS projects, on July 8, 2024, through this acquisition and another smaller acquisition, the Company also acquired approximately 80 operating small-scale rooftop and ground-mounted solar projects under Ontario’s Feed-in Tariff (“FIT”) Program, with a combined capacity of approximately 30 MW. The FIT contracts were awarded by Ontario’s Independent Electricity System Operator (“IESO”) and have remaining terms of approximately 10 to 15 years, depending on each project’s commercial operation date (“COD”). During the remaining contract terms, the electricity generated by these projects is sold under the applicable FIT contracts, generating recurring annual revenue of approximately $8.5 million.

Through this acquisition, the Company became the owner of the three BESS projects in Ontario, each was awarded with the Ontario IESO long term procurement Capacity Contract, known as “E-LT1”. The SFF 06 project commenced construction during February 2025 and achieved COD on April 20, 2026, while the remaining two projects (903 and OZ-1) have an uncertain project schedule due to permitting delays. Each BESS project is expected to operate under a long-term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The BESS projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology.

With the acquisition of SFF, the Company is now responsible for securing the permits and financing required to complete the construction of the BESS projects. In November 2024, the Company secured financial closing of a combined project loan in an initial principal amount of $25.8 million for two of the three BESS projects. In December 2025, the credit agreement was amended to increase the total credit commitment to $28.1 million. The Company remains in discussion with a project finance lender for the financing for the third BESS project.

The 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project, an Official Plan Amendment and Zoning By-law Amendment (“OPA/ZBA”) were required from the Town of Armour, Ontario. On November 8, 2022, the 763 ProjectCo received a Municipal Support Resolution, which was unanimously approved by the Council for the Town of Armour. However, the OPA/ZBA were delayed as a result of certain public opposition and the Council’s evaluation of how to respond to such opposition. At a Council meeting for the Town of Armour held on January 13, 2026, the Council voted against the approval of the OPA/ZBA due to public opposition. The Company appealed this decision to the Ontario Land Tribunal (“OLT”), and a hearing was held on July 9, 2026. Subsequent to year end, on July 21, 2026, the OLT issued its decision approving the OPA/ZBA. The Company is now proceeding with the remaining permitting requirements, including Site Plan Approval and Planning Act consent, with the building permit application to follow. Construction of the project remains subject to receipt of these remaining approvals. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, 763 ProjectCo has sent the IESO a notice of potential force majeure event due to the OPA/ZBA delay. The timing of the remaining permitting approvals and the impact on the project schedule remain uncertain.

The OZ-1 Project does not have a project loan and remains in the permitting process. Commencement of construction remains subject to the receipt of financing and final permits. The Company submitted an application to the Municipality of Arran-Elderslie for Site Plan Approval on February 26, 2025, related to the proposed BESS and made an application for consent to establish a long-term lease on the lands where the OZ-1 Project is located (the “OZ-1 Consent”). The application for the OZ-1 Consent was made in the context of Section 50(3) of the Planning Act (Ontario) to permit a lease on the lands where the OZ-1 Project is located for a period longer than 21 years. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions were overly broad in scope and application, lacked certainty, and were not reasonable. As a result, the Company appealed the decision on the OZ-1 Consent to the Ontario Land Tribunal (“OLT”). Following an OLT hearing held on January 30, 2026, the OZ-1 Consent was approved with revised conditions acceptable to the Company. The remaining permitting process is being completed with the Municipality of Arran-Elderslie. On June 8, 2026, Council considered the Company’s Site Plan Approval application but elected not to vote on the application. Instead, Council directed the Company to continue working with municipal staff to address requested changes to the proposed road design and site access. The requested changes were introduced late in the permitting process and related to matters that had previously been approved through the entrance permit process. As the Company was unable to accommodate these requested changes at that stage of the permitting process, it filed an appeal with the OLT on July 7, 2026 on the basis of the Municipality’s failure to make a decision on the Site Plan Approval application. The Company is currently awaiting a hearing date. A delay in obtaining the remaining permits has delayed commencement of construction and commercial operation beyond the originally planned timeline. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, the Company has provided the IESO with notice of a potential force majeure event arising from the permitting delays. The timing of the remaining permitting approvals and the impact on the project schedule remain uncertain.

As a result of permitting delays, the Company and its battery storage systems supplier (the “Supplier”) agreed to terminate the contracts for OZ-1 on mutually agreeable terms. Once permitting certainty is achieved for OZ-1, the Company will either re-enter into agreements with the Supplier or pursue an alternative supplier. A termination arrangement has now been concluded pursuant to which the parties agreed to terminate the OZ-1 equipment supply and long-term service agreements, with PowerBank relinquishing all rights and obligations. The Supplier will retain possession and property of the systems originally allocated to OZ-1, and PowerBank paid the Supplier a termination fee of $475,000 along with a reimbursement of certain retrofit costs in the amount of $100,000, in addition to any amounts due for services performed to date. As part of the settlement, the outstanding OZ-1 accounts payable of approximately $4.1 million were released, in addition, $3.1 million of the amount previously paid to the Supplier was applied to project 903 and SFF 06, reducing the related project payables. Final completion deadlines for the remaining projects are also being adjusted. PowerBank paid $512,000 for an extended warranty for the SFF 06 and 903 projects.

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Management’s Discussion and Analysis

Acquisitions

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to 5,859,561 common shares of PowerBank (“PowerBank Shares”) for an aggregate purchase price of $41.8 million. The Company acquired the remaining shares issued and outstanding, representing 84.18%, for consideration valued at $45 million as of the date of the agreement. The number of PowerBank Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). The primary reason for the business combination was for the Company to acquire SFF’s 70 operating solar power sites, along with its pipeline of battery energy storage system (“BESS”) projects and electric vehicle charging stations. The Company closed the acquisition of SFF on July 8, 2024.

The consideration for the SFF Transaction consisted of an upfront payment of approximately 3,575,632 PowerBank Shares and a contingent payment representing up to an additional 2,283,929 PowerBank Shares that will be issued in the form of contingent value rights (“CVRs”). The PowerBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the independent valuator shall revalue the BESS portfolio and PowerBank shall then issue PowerBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by the independent valuator, plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 PowerBank Shares. As at the date of this Management’s Discussion and Analysis, the Company has not issued any PowerBank Shares related to CVRs.

The SFF acquisition continues the Company’s strategy of creating value for all stakeholders by growing its portfolio of cash-generating independent power producer assets. The Company will also expand into ownership of battery energy storage projects and electric vehicle charging stations, both are key components of net zero energy transition.

CIM Transaction

The Company previously announced, on May 6, 2025, that it had entered into a non-binding mandate letter (the “Mandate Letter”) with CIM Group (“CIM”) contemplating up to US$100 million of project-based financing in support of a portfolio of solar power projects located in the United States (the “CIM Transaction”). As originally contemplated under the Mandate Letter, the CIM Transaction was to be structured as a preferred equity investment by CIM into a newly formed entity to be jointly owned with Abundant Solar Power Inc. (“ASP”), a wholly owned subsidiary of the Company.

During the year ended June 30, 2026, the Company and CIM continued to advance the proposed financing, in the course of which the parties refocused the contemplated transaction toward a secured development loan to ASP in support of 14 of the Company’s New York Community Solar Portfolio projects (collectively, approximately 48 MWdc). CIM was undertaking due diligence review with regards to the proposed financing and the Company and CIM intended to negotiate the terms of definitive agreements for this potential loan.

As of the date of this MD&A the Mandate Letter has expired and the Company’s expectation is that the CIM Transaction will not proceed.

Appointment of Chief Financial Officer

Subsequent to June 30, 2026, the Company appointed Nicole Rusaw as Chief Financial Officer following the departure of the Company’s former Chief Financial Officer.

Recent Developments

During and up to the date of this MD&A, the Company achieved the following business objectives in Fiscal 2026:

●	On July 1, 2026, the Company closed a registered direct offering of 7,000,000 common shares to two new long-term institutional investors (the “2026 Offering”). U.S.$4.2 million was funded upon the closing of the 2026 Offering, before deducting placement agent fees and other estimated 2026 Offering expenses. The Company intends to use the net proceeds from the 2026 Offering for delivery of its independent power producer project portfolio, working capital and general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the Offering.

●	On June 30, 2026, the Company announced that its wholly owned subsidiary Abundant Solar Power Inc. has executed an Operations and Maintenance Services Agreement with Honeywell International Inc. (NASDAQ: HON) (“Honeywell” or “HON”) to provide operations and maintenance services for a 21 MW portfolio of three projects named SB 13-1, SB 13-2, and SB-14. The projects are built on an industrial brownfield owned by Honeywell, which is regulated by the New York State Department of Environmental Conservation. The projects have been moved from Honeywell International Inc. to Honeywell Aerospace Inc., following the planned spinoff of Honeywell Aerospace on June 29, 2026. In September 2023, the Company completed the sale of the projects to Honeywell and entered into an engineering, procurement, and construction agreement to build the projects through to commercial operation.

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Management’s Discussion and Analysis

●	On June 29, 2026, the Company announced an agreement (the “Nodiac Agreement”) with Nodiac Corp. (“Nodiac”), a distributed data center power infrastructure company specializing in the development and deployment of modular, containerized data centers co-located with renewable energy assets. The Nodiac Agreement provides a framework to leverage PowerBank’s portfolio of solar and BESS sites in the United States for the purposes of deployment of distributed AI compute infrastructure on such sites. Nodiac and PowerBank will collaborate on deploying modular data centers at suitable sites within PowerBank’s portfolio, with definitive terms in the form of a project economics schedule to be negotiated on a site-by-site basis. The construction of any modular data center is subject to conclusion of a project economics schedule, receipt of required permits, technical feasibility and financing arrangements being in place.

●	On June 26, 2026, the Company announced that it has been awarded a contract (the “Farmingdale Contract”) to construct a photovoltaic array, electric vehicle chargers and associated infrastructure for the United States Federal Government (the “Farmingdale Project”). The Farmingdale Contract was awarded to the Company’s US subsidiary Abundant Solar Power Inc. and was granted by the United States Department of Defense and the Department of the Army for the Armed Forces Reserve Center (“AFRC”) Farmingdale in Farmingdale, New York (the “Farmingdale Project Owner”). The AFRC Farmingdale facility serves the Army Reserve, the Naval Reserve, the Marine Corps Reserve, and the New York National Guard. The Farmingdale Contract has an expected value of US$2.95 million and the ownership of the Farmingdale Project will be retained by the Farmingdale Project Owner.

●	On June 9, 2026, the Company announced the execution of equipment procurement agreements for an additional 8 distributed solar and energy projects across New York and Pennsylvania through its US subsidiary Abundant Solar Power Inc (“NY Projects”). Physical work on the procured equipment is expected to safe harbor the NY Projects by December 31, 2025. The NY Projects will have met the IRS Physical Work Test prior to the July 4, 2026 deadline for the IRS Physical Work Test under the OBBBA.

●	On May 21, 2026 the Company announced that it has executed three lease agreements on battery energy storage systems (BESS), known as the Round Hill Rd project, the Montana Rd project and Genesee Rd project, in upstate New York. Each project has the capacity to hold up to 5 MW AC and discharge over 4 hours, totaling 60 megawatt hours (MWh) of combined battery energy storage capacity. The projects are expected to be eligible for incentives under the New York State Energy Research and Development Authority Retail Storage Incentive Program and compensation under New York’s Value of Distributed Energy Resources (VDER) mechanism. The Company is in the process of initiating the preliminary screening analysis as part of the interconnection process. Assuming receipt of interconnection approval, the Company will work to complete the permitting process and secure the necessary financing for the construction of the projects.

●	On May 5, 2026, the Company announced that the 4.99 MW Battery Energy Storage System project in Cramahe, Ontario, also known as BESS SFF 06, has reached Commercial Operation and commenced revenue producing operations.

●	On April 13, 2026, the Company announced that it has executed a lease agreement on a 5 MW AC hybrid solar plus battery energy storage project known as the NY-Conklin Hill Rd project, in upstate New York. The project is expected to be eligible for incentives under the New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program and the Retail Storage Incentive Program.

●	On April 8, 2026, the Company announced a Letter of Intent (“LOI”) with Nodiac Corp. (“Nodiac”), a distributed data center power infrastructure company specializing in the development and deployment of modular, containerized data centers co-located with renewable energy assets. The LOI provides a framework to leverage PowerBank’s portfolio of solar and Battery Energy Storage System (“BESS”) sites across North America for the purposes of deployment of distributed AI compute infrastructure on such sites. The LOI is not a definitive agreement. Nodiac and PowerBank will collaborate on deploying modular data centers at suitable sites within PowerBank’s portfolio, with definitive agreements to be negotiated on a site-by-site basis. The construction of any modular data center is subject to conclusion of a definitive agreement, receipt of required permits, technical feasibility and financing arrangements being in place.

●	On April 7, 2026 the Company announced that it received a written notice (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s common shares for the 30 consecutive business day period between February 19, 2026, through April 1, 2026, the bid price for the Company’s common shares had closed below the minimum US$1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). The Notice has no immediate effect on the listing of the Company’s common shares on The Nasdaq Global Market. The Company intends to monitor the bid price of its common shares and consider available options to regain compliance with the Minimum Bid Price Rule. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until September 29, 2026, to regain compliance (the “Compliance Period”). Pursuant to the Notice, if at any time during the Compliance Period the closing bid price of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and such matter will be closed. If the Company fails to regain compliance with the Minimum Bid Price Rule during the Compliance Period, the Company may consider applying to transfer its securities from The Nasdaq Global Market to The Nasdaq Capital Market, provided that the Company meets the applicable market value of publicly held shares required for continued listing and all other applicable requirements for initial listing on The Nasdaq Capital Market (except for the bid price requirement). Such transfer would provide the Company with an additional 180 calendar days, or until March 28, 2027, to regain compliance. There can be no assurance that the Company would be eligible for the additional 180 calendar day compliance period, if applicable, or that the Nasdaq staff would grant the Company’s request for continued listing. The letter has no immediate impact on the Company’s business operations or listing of the Company’s common shares, which will continue to be listed and traded on The Nasdaq Global Market, subject to the Company’s compliance with the other listing requirements of The Nasdaq Global Market.

6

Management’s Discussion and Analysis

●	On March 17, 2026, the Company announced the spring mobilization of 9 projects in New York State, including Jordan Rd 1 and 2, Elmira, Newark and Camp Smith projects, among others. Spring mobilization is the initial stage of construction which includes site preparation. The projects include rooftop, carport, and ground-mounted solar with a combined generation capacity of 42.24 MW, as well as battery energy storage systems with a generation capacity of 21.76 MWh.

●	On March 3, 2026, the Company and GrandBridge Corporation announced an agreement to jointly develop and invest in solar energy and battery storage projects in Ontario. The Agreement establishes a collaborative framework for developing electricity storage and generation projects with nameplate capacity of 2 MWac or greater within GrandBridge Energy’s service territory in Ontario, Canada. The projects are intended to be developed for submission under the Independent Electricity System Operator (“IESO”) Request for Proposals (“RFPs”), Local Generation Programs, and alternative procurement opportunities including Virtual Power Purchase Agreements (“VPPAs”).

●	During February through April 2026, the Company announced approval from NYSERDA for the following incentives: Elmira - US$0.3 million, Jordan Rd 1 – US$2.0 million, Jordan Rd 2 - US$1.1 million.

●	On February 18, 2026, PowerBank announced the appointment of Mr. Andrew van Doorn as President & Chief Operating Officer.

●	On February 12, 2026, PowerBank announced a definitive subscription agreement for a strategic investment of US$500,000 by PowerBank into Orbit AI. Orbit AI’s Chief Financial Officer is related to PowerBank’s CEO and Director, Dr. Richard Lu. Dr. Lu has disclosed this relationship to the PowerBank’s Board of Directors and abstained from voting on the approval of this transaction. On April 7, 2026, the Company announced that it and Orbit AI have mutually agreed to terminate the Company’s proposed strategic investment of US$500,000 by the Company into Orbit AI. The Collaboration Agreement with Orbit AI remains in place and the Company continues to discuss with Orbit AI collaboration opportunities to support the orbital cloud.

●	On December 31, 2025, the Company announced that it and its subsidiaries have entered into a loan agreement with NY Green Bank (“NYGB”), a division of the New York State Energy Research and Development Authority (“NYSERDA”), a state-sponsored specialized fund that invests in New York State’s clean energy markets, for a revolving credit facility to provide US$8 million (the “NYGB Loan”) for the interconnection deposit for a portfolio of 50 MW of distributed solar power and battery energy storage projects in New York State. The Company will add projects to the portfolio beyond the initial 50 MW as they are ready. The deposits are refundable if the project does not reach commercial operation. Due to the refundability of the deposits, the NYGB Loan provides a key revolving source of capital that allows PowerBank to execute on its development pipeline. As projects are monetized or reach commercial operation, PowerBank will be able to redeploy the proceeds of the NYGB Loan for additional projects. The material terms of the NYGB Loan are as follows:

○	the NYGB Loan will be advanced against payment of interconnection deposit payments to local utilities in New York in connection with the projects;

○	initial principal amount is up to US$8 million, provided that NYGB Loan in its discretion may increase the principal amount to up to US$12 million;

○	no shares are issuable in connection with the NYGB Loan; and

○	the NYGB Loan is secured against the assets associated with the projects and the Company has provided a guarantee of payment.

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Management’s Discussion and Analysis

●	On December 2, 2025, the Company announced the execution of equipment procurement agreements for 15 late-stage distributed solar and energy storage projects (the “NY Projects”) across New York state through its wholly owned subsidiaries. The NY Projects are expected to bring approximately 67 MW DC of solar and 11 MWh of energy storage to the State. This procurement is expected to enable the NY Projects to remain eligible for United States federal Investment Tax Credits for energy projects under the One Big Beautiful Bill Act of 2025 (“OBBBA”). The NY Projects will have met the IRS Physical Work Test prior to the July 4, 2026 deadline under the United States OBBBA. The value of the Investment Tax Credits associated with the NY Projects being harbored safely through this procurement is estimated at US$65 million, while the total construction value of the portfolio is estimated at US$168 million. The OBBBA, signed into law on July 4, 2025, specifies that the Section 48E Investment Tax Credit for solar facilities will be phased out, and projects which have begun construction on or before July 4, 2026, will remain eligible for the tax credits. For 14 of the 15 NY Projects, the Company has secured positive interconnection studies with the local utility. The Company has been working to complete the permitting process and secure the necessary financing for the construction of the NY Projects. PowerBank has the option to continue as the owner on some or all of the NY Projects and intends on delivering the full EPC scope for the NY Projects whether it retains ownership or not. The NY Projects range in size from 500 kW DC to 7 MW DC for distributed solar, and 1.2 to 8 MWh for battery energy storage systems. The combined power from the 15 NY Projects could power approximately 7,500 homes in the State. Once completed, the NY Projects will be operated as either community solar or net-metered projects.

●	In November 2025, the Company entered into a Collaboration Framework Agreement with Smartlink AI Limited dba Orbit AI (“Orbit AI”). Orbit AI is developing DeStarlink, the first decentralized low-Earth-orbit network for global connectivity, and DeStarAI, a suite of orbital AI data centers powered by solar arrays and naturally cooled in space. Together, these systems form the Orbital Cloud, a unified infrastructure layer designed to enable sovereign, censorship-resistant connectivity and in-orbit compute services. Through its collaboration with Orbit AI, PowerBank intends to contribute advanced solar energy systems and adaptive thermal control solutions. PowerBank’s contribution focuses on solar power and adaptive thermal technologies essential to future satellite’s “Execution Layer.”

●	In November 2025, the Company announced that its operational 3.79 MW Geddes Solar Power Project (the “Geddes Project”) in New York State has received its Commercial Operation Payment of US$1.47 million through the New York State Energy Research and Development Authority NY-Sun Program. The Geddes Project qualified for the Megawatt Block, Community Adder, and Landfill/Brownfield Adder under the program. The Geddes Project is also expected to receive an additional US$245 thousand through the Inclusive Community Solar Adder.

●	In October 2025, the Company announced an update on its 2.6 MW Elmira ground-mount solar project in upstate New York has secured site control. The project has secured several municipal approvals, including site plan approval and special use permit. The project has also received a negative declaration under the State environmental quality review act, and, subject to the receipt of financing, is able to begin construction before the end of the calendar year. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In October 2025, the Company announced its 1.76 MW Hemlock Hill ground-mount solar project in upstate New York has secured site control. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In October 2025, the Company announced that executed lease and power purchase agreements with the New York State Division of Military and Naval Affairs (“DMNA”) for the development of a portfolio of ground mount, rooftop and parking canopy solar power projects and battery energy storage systems with a cumulative total of 20 MW DC. PowerBank intends to develop, finance and construct the projects, which include a combination of behind-the-meter systems and community solar projects on land owned by the DMNA. Once operational, the clean energy generated by the projects will be sold to the DMNA under long term power purchase agreements that have an initial term of 20 years or will be sold to local residents through community solar subscriptions. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In October 2025, the Company announced it has executed a lease agreement on a 6.9 MW DC ground-mount solar power project known as the NY-Crawford Rd project in the Capital District, New York. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In September 2025, the Company announced the project Jordan Rd (1&2) have secured all required municipal approvals, including variances, site plan approval and special use permit. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In September 2025, the Company announced its 2.8 MW Day Hollow ground-mount solar project in upstate New York has secured site control. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In August 2025, the Company announced its 3.16 MW Honesdale ground-mount solar project in Pennsylvania has secured site control, enabling progression to the interconnection study phase. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	In August 2025, the Company announced its 5.7 MW North Main St ground-mount solar project, located in upstate New York, has completed its Coordinated Electric System Interconnection Review. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

8

Management’s Discussion and Analysis

●	In August 2025, the Company announced that Sydney, Brooklyn, and Petpeswick Community Solar projects in Nova Scotia were granted $1.74 million in funding through the Nova Scotia Department of Environment and Climate Changes provided by the Nova Scotia Department of Energy and managed by the Net Zero Atlantic program. These projects are owned by a third party and are being developed by the Company for the third party.

●	In August 2025, the Company announced the installation of its 4.99 MW BESS in Cramahe, Ontario, at the project known as SFF 06.

●	In July 2025, the Company announced that its largest owned-and-operated asset in the U.S.—the Geddes Project in New York State—is now fully operational. Built on a repurposed landfill, the Geddes Project now delivers 3.79 MW of clean, renewable energy — enough to power approximately 450 homes annually — while transforming an underutilized site into a productive asset.

●	In July 2025, the Company announced that its 7.2 MW Hoadley Hill Road ground-mount solar project in upstate New York has officially cleared a key milestone: the Coordinated Electric System Interconnection Review (“CESIR”).

Selected Annual Information

Comparative information for annual periods from June 30, 2026, 2025 and 2024 has been presented in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the IASB, and are expressed in thousands of Canadian dollars.

Year ended June 30	2026 ($)	2025 ($)	2024 ($)
Revenue	27,410	41,531	58,377
Revenue – Development fees	882	7,687	2,012
Revenue – EPC services	16,141	23,261	54,066
Revenue – IPP production	9,811	9,297	578
Revenue – O&M and other services	576	1,286	1,721
Cost of goods sold	17,894	31,020	46,698
Net income (loss)	(24,296)	(31,116)	(3,577)
Net income (loss) per share	(0.58)	(0.97)	(0.13)
Total assets	133,466	139,141 (1)	39,225
Long-term debt	65,391	62,960	4,827
Dividends	-	-	-

1) The total assets were restated as a result of corrections made to the prior year comparative. Refer to Note 2(e) of the consolidated financial statements for further details and impacts of the restatement.

The following discussion addresses the operating results and financial condition of the Company for the year ended June 30, 2026 compared with the year ended June 30, 2025 and June 30, 2024.

In fiscal 2026, the Company continued to focus on scaling its business model by growing its development pipeline, monetizing projects approaching notice to proceed, advancing its EPC projects in the United States, and expanding its portfolio of owned independent power producer (“IPP”) assets. During fiscal 2026, the Company achieved significant construction milestones, with four solar projects reaching commercial operation, including the 261 Township Phase 1 project in Alberta and the three Settling Basins projects owned by Honeywell in New York. In addition, the SFF 06 battery energy storage system (“BESS”) project achieved commercial operation on April 20, 2026, further expanding the Company’s portfolio of operating renewable energy assets. The Geddes Project, the Company’s 3.7 MW owned solar project in New York, also reached permission to operate in July 2025 and contributed to the growth in IPP production revenue during fiscal 2026.

Revenue for fiscal 2026 was $27.4 million, compared with $41.5 million in fiscal 2025 and $58.4 million in fiscal 2024. The 34% decrease from fiscal 2025 was primarily attributable to lower EPC services and development fee revenue, partially offset by continued growth in IPP production revenue. EPC services revenue decreased to $16.1 million from $23.3 million, while development fee revenue decreased to $0.9 million from $7.7 million. IPP production revenue increased to $9.8 million from $9.3 million as the Company continued its transition toward owning and operating renewable energy assets. Revenue in fiscal 2025 decreased by 29% from fiscal 2024, primarily because EPC services revenue declined to $23.3 million from $54.1 million. This decline was partially offset by increases in IPP production revenue, which rose to $9.3 million from $0.6 million, and development fee revenue, which increased to $7.7 million from $2.0 million.

9

Management’s Discussion and Analysis

The Company recorded a net loss of $24.3 million, or $0.58 loss per share, in fiscal 2026, compared with a net loss of $31.1 million, or $0.97 loss per share, in fiscal 2025 and a net loss of $3.6 million, or $0.13 loss per share, in fiscal 2024. The significantly higher net loss in fiscal 2025 compared with fiscal 2024 was primarily attributable to higher operating expenses, including $30.4 million of non-cash impairment losses related to the SFF, OFIT GM and OFIT RT cash-generating units. Fiscal 2025 results also reflected higher professional and consulting fees associated with acquisitions, financing activities, legal and compliance matters, and other business-expansion initiatives.

Total assets were $133.5 million as at June 30, 2026, compared with $139.1 million as at June 30, 2025, as restated, and $39.2 million as at June 30, 2024. The substantial increase in fiscal 2025 principally reflected the acquisition of SFF on July 8, 2024. Total assets decreased by $5.7 million in fiscal 2026.

Long-term debt was $65.4 million as at June 30, 2026, compared with $63.0 million as at June 30, 2025 and $4.8 million as at June 30, 2024. The significant increase in fiscal 2025 primarily reflected debt assumed through the SFF acquisition and additional project financing obtained to fund the Company’s expanding portfolio. During fiscal 2025, the Company received approximately $10.1 million of proceeds from long-term debt and $6.2 million from short-term loans. In November 2024, the Company also secured a $25.8 million project loan for two of its Ontario BESS projects, which was subsequently amended in December 2025 to increase the total credit commitment to $28.1 million. On December 30, 2025, the Company entered into a senior secured revolving credit facility with NY Green Bank (“NYGB”) for an aggregate principal amount of up to US$8 million. As at June 30, 2026, an amount of US$2.7 million had been drawn under the credit facility.

Overall, the three-year results reflect the Company’s transition from a business primarily driven by development and EPC revenue toward a more diversified model that includes a growing portfolio of owned IPP and BESS assets. This transition has resulted in lower EPC and development revenue in the near term while increasing recurring IPP production revenue and significantly expanding the Company’s asset base and related project financing.

10

Management’s Discussion and Analysis

Results of Operations

The following table outlines our consolidated statements of comprehensive income (loss) for the periods indicated:

(in thousands of Canadian dollars)	Three months ended June 30			Twelve months ended June 30
	2026	2025	2024	2026	2025	2024

Revenue	$5,191	$17,641	$7,977	$27,410	$41,531	$58,377
Cost of goods sold	3,452	13,288	6,502	17,894	31,020	46,698
Gross profit (loss)	$1,739	$4,353	$1,475	$9,516	$10,511	$11,679
Operating expenses:
Advertising and promotion	11	4	730	103	1,111	4,088
Professional fees	2,248	2,833	989	9,204	8,035	1,861
Consulting fees	1,622	2,263	464	5,582	5,040	1,541
Depreciation and amortization	105	30	25	204	100	79
Salary and wages	884	443	413	2,134	1,713	1,280
Share-based compensation	1,882	6	101	3,021	177	860
Insurance	256	172	199	1,017	879	416
Listing fees	21	38	540	227	166	724
Travel and events	62	86	138	372	495	362
Repairs and maintenance	44	32	28	126	131	140
Other operating expenses	210	391	308	5,440	1,366	646
Impairment loss	4,724	12,596	2,975	4,724	30,374	4,100
Total operating expenses	$12,069	$18,894	$6,910	$32,154	$49,587	$16,097
Other income (expense):
Interest income	80	179	59	353	607	321
Interest expense	(1,315)	(854)	(7)	(3,762)	(3,263)	(285)
Fair value change of derivatives	(289)	77	(137)	(70)	(1,340)	(137)
Fair value change of warrant liabilities	(163)	3,575	-	1,111	3,575	-
Fair value change of CVR liabilities	(40)	7,195	-	713	7,195	-
Fair value change of other liabilities due to non-controlling interest holders	(9)	-	-	(38)	-	-
Loss on investments	-	-	(1,125)	-	(3,385)	(1,125)
Other income (expense)	(911)	(44)	(257)	(814)	351	5,013
Net income (loss) before income taxes	$(12,977)	$(4,413)	$(6,902)	$(25,145)	$(35,336)	$(631)
Current tax recovery (expense)	977	648	(2,211)	477	(953)	(2,962)
Deferred tax recovery (expense)	(133)	7,330	16	372	5,173	16
Net income (loss) for the period	$(12,133)	$3,565	$(9,097)	$(24,296)	$(31,116)	$(3,577)
Other comprehensive income (loss)	382	(688)	150	704	(342)	225
Comprehensive Income (loss)	$(11,751)	$2,877	$(8,947)	$(23,592)	$(31,458)	$(3,352)
Income (loss) attributable to:
Shareholders of the Company	(12,083)	3,392	(9,059)	(24,246)	(31,040)	(3,474)
Non-controlling interest	(50)	173	(38)	(50)	(76)	(103)
Income (loss) for the period	$(12,133)	$3,565	$(9,097)	$(24,296)	$(31,116)	$(3,577)
Total comprehensive loss attributable to:
Shareholders of the company	(11,701)	2,704	(8,909)	(23,542)	(31,382)	(3,257)
Non-controlling interest	(50)	173	(38)	(50)	(76)	(95)
Total comprehensive income (loss)	$(11,751)	$2,877	$(8,947)	$(23,592)	$(31,458)	$(3,352)

Earnings (loss) per share - basic	(0.26)	0.11	(0.34)	(0.58)	(0.97)	(0.13)
Earnings (loss) per share - diluted	(0.26)	0.08	(0.34)	(0.58)	(0.97)	(0.13)

11

Management’s Discussion and Analysis

Review of Operations

Trend

In Fiscal 2026, the Company continues to focus on scaling its business model by growing its pipeline, monetizing its close-to-notice to proceed projects and advancing its EPC projects in the US and continued development activities for projects in both US and Canada. It is expected that the Company’s revenue will resume growing in Fiscal 2027.

Key business highlights and projects updates in Fiscal 2026

Existing projects

The Company classifies its existing projects as those that are currently in the construction phase.

Name	Location	Size	Timeline	Milestone	Current Status
		(MWdc solar MW AC/MWh BESS)
Camillus	New York, USA	3.1	Q1 FY2027	Mechanical Completion	EPC project. Construction started in Q4 FY2025. Owned by Solar Advocate. PTO estimated for 1Q 2027.
Hardie Rd	New York, USA	6.9	Q2 FY2027	Under Construction	EPC project. Construction started in Q4 FY2025. Owned by Qcells.
Rice Road	New York, USA	6.4	Q2 FY2027	Under Construction	EPC project. Construction started in Q4 FY2025. Owned by Qcells.

12

Management’s Discussion and Analysis

Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone Reached	Expected Cost (in thousands of Canadian dollar)	Cost Incurred (in thousands of Canadian dollar)	Sources of Funding	Current Status
261 Township (Phase2)	Alberta, Canada	4.2	Q4 FY2027	Under development	200	44	Equity financing, working capital	Phase 1 construction started in Q1 FY2025 and reached PTO in Q2 FY2026. Preliminary interconnection was completed and executed for Phase 2. Detailed Interconnection & Transmission Study was submitted in May 2026. Expected to reach NTP in Q4 FY2027.
Gainesville	New York, USA	7	Q3 FY2027	Under development	2,700	1,038	Equity financing, working capital	Expected to reach NTP in Q3 FY2027, subject to the resolution of permitting issues. See “Legal Matters and Contingencies.”
Hwy 28	New York, USA	7	Q4 FY2026	NTP	2,100	2,012	Equity financing, working capital	The project has received all major discretionary permits. Site prep work has been initiated and full construction mobilization will commence on receipt of financing. NTP was reached in Q4 FY2026.
Jordan 1	New York, USA	7	Q4 2026	NTP	2,000	1,762	Equity financing, working capital	The project has received all major discretionary permits. Site prep work has been initiated and full construction mobilization will commence on receipt of financing. NTP was reached in Q4 FY2026.
Jordan 2	New York, USA	7	Q4 2026	NTP	2,000	581	Equity financing, working capital	The project has received all major discretionary permits. Site prep work has been initiated and full construction mobilization will commence on receipt of financing. NTP was reached in Q4 FY2026.
NS Projects	Nova Scotia, Canada	31	Q1 FY2027	Under development	900	51	Service fee	Two of the three projects reached NTP in August 2027. The remaining project is expected to reach NTP in September 2026.
Boyle	New York, USA	5.4	Q1 FY2027	Under development	3,900	457	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage. Expected to reach NTP in Q1 FY2027.
Silver Springs	New York, USA	2.9	Q2 FY2027	Under development	1,300	460	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage. Expected to reach NTP in Q4 FY2027.
Grandview	Pennsylvania, USA	4.2	Q3 FY2027	Under development	2,100	279	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage. Expected to reach NTP in Q4 FY2027.

13

Management’s Discussion and Analysis

Schwanger	Pennsylvania, USA	4.2	Q3 FY2027	Under development	2,100	279	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage. Expected to reach NTP in Q3 FY2027.
North Main	New York, USA	7.2	Q3 FY2027	Under development	1,250	348	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage. Expected to reach NTP in Q4 FY2027.
Skaneateles (Jordan Rd 1&2)	New York, USA	14.4	Q4 FY2026	NTP	2,450	2,532	Equity financing, working capital	The projects have received all major discretionary permits in Q4 FY2026. Site prep work has been initiated and full construction mobilization will commence on receipt of financing.
Viridi Solar and BESS	New York, USA	3.06 MW (Solar) 1.2 MWH (BESS)	Q4 FY2026	NTP	1,600	1,587	Equity financing, working capital	The project has received all major discretionary permits in Q4 FY2026. Full construction mobilization will commence on receipt of financing.
Hoadley Hill Rd	New York, USA	7.2	Q3 FY2027	Under development	1,900	902	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage. Expected to reach NTP in Q3 FY2027.
Day Hollow	New York, USA	2.8	Q3 FY2027	Under development	800	60	Equity financing, working capital	The project is under interconnection study. Expected to reach NTP in Q3 FY2027.
903 (BESS)	Ontario, Canada	Discharge: 4.74 Storage: 18.96	Q2 FY2027	Under development	12,001	9,950	Equity financing, working capital	EPC project. EPC agreement entered Oct. 3, 2023. Debt financing has been secured through RBC. Commencement of construction remains subject to receipt of final permits. There is no certainty that final permits will be received.
OZ-1 (BESS)	Ontario, Canada	Discharge: 4.74 Storage: 18.96	Q2 FY2027	Under development	12,001	1,615	Equity financing, working capital	EPC project. EPC agreement entered Oct. 3, 2023. Commencement of construction remains subject to receipt of financing and final permits. There is no certainty that financing or final permits will be received. See “Legal Matters and Contingencies”.
Honesdale	Pennsylvania, USA	3.2	Q4 FY2027	Under development	1,100	102	Equity financing, working capital	The project is under interconnection study, and expected to reach NTP in Q4 FY2027.
DMNA	New York, USA	17.5/2.2 MWH BESS	Q4 FY2026	NTP	3,934	409	Equity financing, working capital	The Company has executed lease and power purchase agreements with the New York State Division of Military and Naval Affairs for the development of the project. Site prep work has commenced in Q4 FY2026 and full construction mobilization will occur on receipt of financing.

14

Management’s Discussion and Analysis

Elmira	New York, USA	2.6	Q4 FY2026	NTP	2,350	2,232	Equity financing, working capital	The project has received all major discretionary permits. Site prep work has been initiated in Q4 FY2026 and full construction mobilization will commence on receipt of financing.
Phillips Rd	New York, USA	2.1	Q3 FY2027	Under development	500	237	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage. Expected to reach NTP in Q4 FY2027.
Donovan Hill	New York, USA	6.7	Q4 FY2027	Under DEvelopment	500	90	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage. Expected to reach NTP in Q4 FY2027.
Holland Glnwd	New York, USA	5	Q2 FY2027	Under development	1,500	38	Equity financing, working capital	The project is under interconnection study. Expected to reach NTP in Q2 FY2027.
NY-Sapbush	New York, USA	5	Q2 FY2027	Under development	1,500	-	Equity financing, working capital	The project is under interconnection study. Expected to reach NTP in Q2 FY2027.
NY-Conklin Hill Rd	New York, USA	5	Q2 FY2027	Under development	1,500	-	Equity financing, working capital	The project is under interconnection study. Expected to reach NTP in Q2 FY2027.
Round Hill Rd	New York, USA	20 MWh	Q4 FY2027	Under development	1,500	1	Equity financing, working capital	The project is under interconnection study. Expected to reach NTP in Q2 FY2027.
Montana Rd	New York, USA	20 MWh	Q4 FY2027	Under development	1,500	-	Equity financing, working capital	The project is under interconnection study. Expected to reach NTP in Q2 FY2027.
Genesee Rd	New York, USA	20 MWh	Q4 FY2027	Under development	1,500	1	Equity financing, working capital	The project is under interconnection study. Expected to reach NTP in Q2 FY2027.

Projects under development comprise (i) projects owned by the Company that have not yet achieved a Notice to Proceed (“NTP”), and (ii) projects that have been divested, but for which the Company has retained the engineering, procurement and construction (“EPC”) agreement and continues to perform development activities on behalf of the purchaser.

During fiscal 2026, certain projects were cancelled due to their utility-scale nature, significant cash requirements, and management’s determination, based on further studies and analyses, that they were no longer economically viable. As a result, inventory totalling $1,856 was written off.

15

Management’s Discussion and Analysis

Comparison of Fiscal 2026 and 2025 Results and Fourth Quarter 2026 and 2025 Results

Revenue

The Company’s revenue is primarily derived from development fees, EPC services, IPP production, and O&M and other services.

(in thousands of Canadian dollars)	Three months ended June 30
	2026	2025	Change
Development fees	$-	$5,516	$(5,516)
EPC services	1,415	7,386	(5,971)
IPP production	3,770	3,491	279
O&M and other services	6	1,248	(1,242)
Total revenue	$5,191	$17,641	$(12,450)

(in thousands of Canadian dollars)	Twelve months ended June 30
	2026	2025	Change
Development fees	$882	$7,687	$(6,805)
EPC services	16,141	23,261	(7,120)
IPP production	9,811	9,297	514
O&M and other services	576	1,286	(710)
Total revenue	$27,410	$41,531	$(14,121)

Total revenue

Total revenue was $5,191 for the three months ended June 30, 2026, compared to $17,641 in the prior year period, and $27,410 for the twelve months ended June 30, 2026, compared to $41,531 in the prior year period. The decreases of $12,450 and $14,121, respectively, were primarily attributable to lower development fee, EPC services, and O&M and other services revenue, partially offset by higher IPP production revenue.

Development fees

Development fee revenue was nil for the three months ended June 30, 2026, compared to $5,516 in the prior year period, and $882 for the twelve months ended June 30, 2026, compared to $7,687 in the prior year period. The decreases primarily reflect lower development fee revenue recognized during the current year, including the impact of adjustments recorded in connection with the contractual repurchase of certain project entities following the exercise by a customer of a conditional repurchase right.

EPC services

EPC services revenue was $1,415 and $16,141 for the three and twelve months ended June 30, 2026, respectively, compared to $7,386 and $23,261 in the prior year periods. The decreases of $5,971 and $7,120, respectively, reflect lower construction activity levels and project timing differences during the current periods.

IPP production

IPP production revenue was $3,770 and $9,811 for the three and twelve months ended June 30, 2026, respectively, compared to $3,491 and $9,297 in the prior year periods. The increases of $279 and $514, respectively, reflect higher production levels across certain facilities during the current periods.

O&M and other services

O&M and other services revenue was $6 for the three months ended June 30, 2026, compared to $1,248 in the prior year period, and $576 for the twelve months ended June 30, 2026, compared to $1,286 in the prior year period. The decreases of $1,242 and $710, respectively, reflect lower service activity during the current periods.

16

Management’s Discussion and Analysis

Cost of goods sold

(in thousands of Canadian dollars)	Three months ended June 30
	2026	2025	Change
Cost of development fees	$-	$6,924	$(6,924)
Cost of EPC services	889	4,371	(3,482)
Cost of IPP production	2,563	1,970	593
Cost of O&M and other services	-	23	(23)
Total cost of goods sold	$3,452	$13,288	$(9,836)

(in thousands of Canadian dollars)	Twelve months ended June 30
	2026	2025	Change
Cost of development fees	$(1,807)	$7,387	$(9,194)
Cost of EPC services	11,722	16,246	(4,524)
Cost of IPP production	7,969	7,223	746
Cost of O&M and other services	10	164	(154)
Total cost of goods sold	$17,894	$31,020	$(13,126)

Cost of development fees

Development fee costs were nil for the three months ended June 30, 2026, compared to $6,924 in the prior year period, and negative $1,807 for the twelve months ended June 30, 2026, compared to $7,387 in the prior year period. The negative costs recorded in the current year reflect adjustments recognized in connection with the contractual repurchase of certain project entities following the exercise by a customer of a conditional repurchase right, including adjustments to development fee-related cost of goods sold recorded earlier in the year.

Cost of EPC services

EPC services costs were $889 and $11,722 for the three and twelve months ended June 30, 2026, respectively, compared to $4,371 and $16,246 in the prior year periods. The decreases of $3,482 and $4,524, respectively, reflect lower construction activity levels and project timing differences during the periods. Gross margins on EPC services fluctuated between periods, primarily due to variations in project mix and revenue volume.

Cost of IPP production

IPP production costs were $2,563 and $7,969 for the three and twelve months ended June 30, 2026, respectively, compared to $1,970 and $7,223 in the prior year periods. The increases of $593 and $746, respectively, reflect higher operating activity relative to the prior year. The corresponding changes in gross profit and gross margin reflect the largely fixed nature of IPP operating costs, which consist primarily of plant-level maintenance and operating expenses that do not fluctuate significantly with production volumes. As a result, variations in IPP gross margin between periods are largely attributable to changes in energy generation output and production timing.

Cost of O&M and other services

O&M and other services costs were nil for the three months ended June 30, 2026, compared to $23 in the prior year period, and $10 for the twelve months ended June 30, 2026, compared to $164 in the prior year period. The decreases reflect reduced O&M activity during the current periods.

17

Management’s Discussion and Analysis

Operating expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

(in thousands of Canadian dollars)	Three months ended June 30
	2026	2025	Change
Advertising and promotion	$11	$4	$7
Professional fees	2,248	2,833	(585)
Consulting fees	1,622	2,263	(641)
Depreciation and amortization	105	30	75
Salary and wages	884	443	441
Share-based compensation	1,882	6	1,876
Insurance	256	172	84
Listing fees	21	38	(17)
Travel and events	62	86	(24)
Repairs and maintenance	44	32	12
Other operating expenses	210	391	(181)
Impairment loss	4,724	12,596	(7,872)
Total operating expenses	$12,069	$18,894	$(6,825)

(in thousands of Canadian dollars)	Twelve months ended June 30
	2026	2025	Change
Advertising and promotion	$103	$1,111	$(1,008)
Professional fees	9,204	8,035	1,169
Consulting fees	5,582	5,040	542
Depreciation and amortization	204	100	104
Salary and wages	2,134	1,713	421
Share-based compensation	3,021	177	2,844
Insurance	1,017	879	138
Listing fees	227	166	61
Travel and events	372	495	(123)
Repairs and maintenance	126	131	(5)
Other operating expenses	5,440	1,366	4,074
Impairment loss	4,724	30,374	(25,650)
Total operating expenses	$32,154	$49,587	$(17,433)

Advertising and Promotion

Advertising and promotion expenses increased by $7 to $11 for the three months ended June 30, 2026, and decreased by $1,008 to $103 for the twelve months ended June 30, 2026, compared to the prior year periods. The decrease in the twelve-month period primarily reflects reduced marketing activities following listing-related initiatives undertaken in the prior year.

Professional fees

Professional fees decreased by $585 to $2,248 for the three months ended June 30, 2026, and increased by $1,169 to $9,204 for the twelve months ended June 30, 2026, compared with the corresponding prior-year periods. The twelve-month increase was primarily attributable to higher legal, audit and advisory costs associated with business-development activities, financing transactions and ongoing public-company compliance.

Consulting Fees

Consulting fees decreased by $641 to $1,622 for the three months ended June 30, 2026, and increased by $542 to $5,582 for the twelve months ended June 30, 2026, compared with the corresponding prior-year periods. The twelve-month increase was mainly attributable to the engagement of external consultants to support business integration, development and strategic initiatives.

18

Management’s Discussion and Analysis

Depreciation and Amortization

Depreciation and amortization expense increased by $75 to $105 for the three months ended June 30, 2026, and increased by $104 to $204 for the twelve months ended June 30, 2026, compared to the prior year periods. The increases were primarily due to depreciation of right-of-use assets arising from new leases.

Salary and wages

Salary and wages increased by $441 to $884 for the three months ended June 30, 2026, and by $421 to $2,134 for the twelve months ended June 30, 2026, compared with the corresponding prior-year periods. The increases reflect higher personnel costs during the current-year periods.

Share-based compensation

Share-based compensation expense increased by $1,876 to $1,882 for the three months ended June 30, 2026, and by $2,844 to $3,021 for the twelve months ended June 30, 2026, compared with the corresponding prior-year periods. The increases were primarily attributable to additional grants and the vesting of options and restricted share units issued to employees and consultants.

Insurance

Insurance expenses increased by $84 to $256 for the three months ended June 30, 2026, and by $138 to $1,017 for the twelve months ended June 30, 2026, compared to the prior year periods. The increases primarily reflect higher premiums and expanded insurance coverage.

Listing Fees

Listing fees decreased by $17 to $21 for the three months ended June 30, 2026, and increased by $61 to $227 for the twelve months ended June 30, 2026, compared to the prior year periods. The increase in the twelve-month period reflects ongoing public company listing costs.

Travel and Events

Travel and events expenses decreased by $24 to $62 for the three months ended June 30, 2026, and by $123 to $372 for the twelve months ended June 30, 2026, compared to the prior year periods. The decreases reflect reduced travel and in-person activities and continued cost discipline.

Repairs and Maintenance

Repairs and maintenance expenses increased by $12 to $44 for the three months ended June 30, 2026, and decreased by $5 to $126 for the twelve months ended June 30, 2026, compared to the prior year periods. Overall, repairs and maintenance expenses remained relatively consistent year over year.

Other operating expenses

Other operating expenses decreased by $181 to $210 for the three months ended June 30, 2026, and increased by $4,074 to $5,440 for the twelve months ended June 30, 2026, compared to the prior year periods. The increase in the twelve-month period was primarily driven by assets abandonment costs, bad debt expense, inventory write-offs related to project cancellations, and other one-time termination and financing-related costs.

Impairment loss

Impairment losses were $4,724 for both the three and twelve months ended June 30, 2026, compared with $12,596 and $30,374, respectively, in the corresponding prior-year periods. This represents decreases of $7,872 for the three-month period and $25,650 for the twelve-month period.

19

Management’s Discussion and Analysis

Other income (expenses):

(in thousands of Canadian dollars)	Three months ended June 30
	2026	2025	Change
Interest income	$80	$179	$(99)
Interest expense	(1,315)	(854)	(461)
Fair value change of derivatives	(289)	77	(366)
Fair value change of warrant liabilities	(163)	3,575	(3,738)
Fair value change of CVR liabilities	(40)	7,195	(7,235)
Fair value change of other liabilities due to non-controlling interest holders	(9)	-	(9)
Loss on investments	-	-	-
Other income (expenses)	(911)	(44)	(867)
Total non - operating expenses	$(2,647)	$10,128	$(12,775)

(in thousands of Canadian dollars)	Twelve months ended June 30
	2026	2025	Change
Interest income	$353	$607	$(254)
Interest expense	(3,762)	(3,263)	(499)
Fair value change of derivatives	(70)	(1,340)	1,270
Fair value change of warrant liabilities	1,111	3,575	(2,464)
Fair value change of CVR liabilities	713	7,195	(6,482)
Fair value change of other liabilities due to non-controlling interest holders	(38)	-	(38)
Loss on investments	-	(3,385)	3,385
Other income (expenses)	(814)	351	(1,165)
Total non - operating expenses	$(2,507)	$3,740	$(6,247)

Interest income

Interest income decreased by $99 to $80 for the three months ended June 30, 2026, and decreased by $254 to $353 for the twelve months ended June 30, 2026, compared to the prior year periods. The decrease was primarily due to lower average cash balances and short-term investment holdings during the periods.

Interest expense

Interest expense increased by $461 to $1,315 for the three months ended June 30, 2026, and by $499 to $3,762 for the twelve months ended June 30, 2026, compared with the corresponding prior-year periods.

Fair value change of derivatives

The Company recorded a fair value loss on derivatives of $289 for the three months ended June 30, 2026, compared to a gain of $77 in the prior year period, representing an unfavorable change of $366. For the twelve months ended June 30, 2026, the Company recorded a fair value loss of $70, compared to a loss of $1,340 in the prior year period, representing a favorable change of $1,270. The changes were primarily driven by updated market inputs and valuation assumptions related to interest rate derivatives.

Fair value change of warrant liabilities

The Company recorded a fair value loss of $163 for the three months ended June 30, 2026, compared to a gain of $3,575 in the prior year period, representing an unfavorable change of $3,738. For the twelve months ended June 30, 2026, the Company recorded a fair value gain of $1,111, compared to a gain of $3,575 in the prior year period, representing an unfavorable change of $2,464. The changes reflect the remeasurement of warrant liabilities based on changes in valuation inputs, including share price, volatility, and other assumptions.

Fair value change of CVR liabilities

The Company recorded a fair value loss of $40 for the three months ended June 30, 2026, compared with a gain of $7,195 in the prior-year period, an unfavorable change of $7,235. For the twelve months ended June 30, 2026, the Company recorded a gain of $713, compared with $7,195 in the prior year, an unfavorable change of $6,482.

20

Management’s Discussion and Analysis

Fair value change of other liabilities due to non-controlling interest holders

The Company recorded a fair value loss of $9 for the three months ended June 30, 2026, and a loss of $38 for the twelve months ended June 30, 2026, compared to nil in the prior year periods. The losses reflect the remeasurement of fixed payment obligations to non-controlling interest holders.

Loss on investments

No loss on investments was recorded during the three or twelve months ended June 30, 2026, compared to nil for the three months ended June 30, 2025 and a loss of $3,385 for the twelve months ended June 30, 2025. The prior-year loss related to the remeasurement of the Company’s investment as part of acquisition accounting.

Other income (expenses)

The Company recorded other expenses of $911 for the three months ended June 30, 2026, compared with $44 in the prior-year period, an unfavorable change of $867. For the twelve months ended June 30, 2026, the Company recorded other expenses of $814, compared with other income of $351 in the prior year, an unfavorable change of $1,165.

Comparison of Fiscal 2025 and 2024 Results and Fourth Quarter 2025 and 2024 Results

Revenue

The Company’s revenue is mainly from EPC services, Development fees and O&M services and other services.

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Development fees	$5,516	$-	$5,516	$7,687	$2,012	$5,675
EPC services	7,315	6,589	726	23,261	54,066	(30,805)
IPP production	2,721	319	2,402	9,297	578	8,719
O&M and other services	1,248	1,069	179	1,286	1,721	(435)
Total revenue	$16,800	$7,977	$8,823	$41,531	$58,377	$(16,846)

Total revenue

For the three months ended June 30, 2025, total revenue increased by 111% to $16,800 compared to $7,977 in 2024, mainly due to higher development fees and IPP production revenue, partially offset by lower EPC revenue. For the twelve months ended June 30, 2025, total revenue decreased by 29% to $41,531 compared to $58,377 in 2024, primarily due to a decline in EPC services, partially offset by higher IPP production and development fees.

Development Fees

For the three months ended June 30, 2025, development fee revenue was $5,516 compared to nil in 2024, representing an increase of $5,516. For the twelve months ended June 30, 2025, development fee revenue was $7,687 compared to $2,012 in 2024, an increase of $5,675 or 282% year over year. The increases for both the quarter and the year were primarily driven by higher development activities completed and monetized during fiscal 2025.

EPC Services

For the three months ended June 30, 2025, EPC services revenue increased to $7,315 from $6,589 in 2024, an increase of $726 or 11%. The increase was primarily attributable to higher project construction activity in fiscal 2025 compared to the prior year. For the twelve months ended June 30, 2025, EPC services revenue decreased to $23,261 from $54,066 in 2024, a decline of $30,805 or 57%. The decrease was primarily due to lower project construction activity in fiscal 2025 compared to the prior year, reflecting the timing of project execution. Revenues were also impacted by the Company’s strategic shift away from short-term EPC and project sales toward the expansion of its IPP portfolio and recurring revenue streams. This transition represents an ongoing trend in the Company’s business model and may be more appropriately discussed in the “Discussion of Operations and Outlook” section.

IPP Production

For the three months ended June 30, 2025, IPP production revenue increased significantly to $2,721 compared to $319 in 2024, an increase of $2,402 or 753%. This growth primarily reflects additional operating solar facilities acquired and commissioned during the year, including those obtained through the SFF acquisition, which contributed $2,390 of IPP production revenue in the quarter. For the twelve months ended June 30, 2025, IPP production revenue increased to $9,297 compared to $578 in 2024, an increase of $8,719 or 1,508%. This growth primarily reflects additional operating solar facilities acquired and commissioned during the year, including those obtained through the SFF acquisition, which contributed $8,417 of IPP production revenue during the twelve months ended 2025.

21

Management’s Discussion and Analysis

O&M and Other Services

For the three months ended June 30, 2025, O&M and other services revenue was $1,249 compared to $1,069 in 2024, an increase of $179 or 17%, reflecting stronger third-party service activity. For the twelve months ended June 30, 2025, O&M and other services revenue was $1,286 compared to $1,721 in 2024, a decrease of $435 or 25%, mainly due to fewer third-party O&M service contracts executed during the year.

Cost of goods sold

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Cost of development fees	$6,847	$189	$6,658	$7,387	$1,151	$6,236
Cost of EPC services	2,538	5,166	(2,628)	16,246	44,233	(27,987)
Cost of IPP production	1,195	266	929	7,223	331	6,892
Cost of O&M and other services	23	881	(858)	164	983	(819)
Total cost of goods sold	$10,603	$6,502	$4,101	$31,020	$46,698	$(15,678)

Cost of development fees

For the three months ended June 30, 2025, development fee costs were $6,847 compared to $189 in 2024, an increase of $6,658 or 3,523%. For the twelve months ended June 30, 2025, development fee costs were $7,387 compared to $1,151 in 2024, an increase of $6,236 or 542%. The increase was primarily due to higher project development activities reaching milestones during the twelve months ended June 30, 2025.

Gross profit margin on development fees was 4% for the twelve months ended June 30, 2025, compared to 43% for the twelve months ended June 30, 2024. Development fee margins are primarily influenced by the type and volume of activities undertaken during the fiscal year.

Cost of EPC services

For the three months ended June 30, 2025, EPC services costs were $2,538 compared to $5,166 in 2024, representing a decrease of $2,628. For the twelve months ended June 30, 2025, EPC services costs were $16,246 compared to $44,233 in 2024, a decrease of $27,987 or 63%. The decrease was consistent with the lower level of EPC project activity during the twelve months ended June 30, 2025, which was impacted by permitting delays and fewer large-scale projects under construction compared to the prior year. Costs also trended lower in line with the Company’s transition away from EPC contracting toward an expanded IPP portfolio.

Overall, gross profit from projects was higher during the twelve months ended June 30, 2025. Gross profit margin for EPC services was 30% for the twelve months ended June 30, 2025, compared to 18% for the twelve months ended June 30, 2024. The improvement reflects better cost management and reduced project delivery costs, resulting in stronger profitability despite lower EPC volumes year-over-year.

Cost of IPP production

For the three months ended June 30, 2025, IPP production costs were $1,195 compared to $266 in 2024, an increase of $929 or 349%. For the twelve months ended June 30, 2025, IPP production costs were $7,223 compared to $331 in 2024, an increase of $6,892 or 2,082%. The increase was primarily driven by the acquisition of SFF and additional IPP facilities brought into operation during the year, which expanded the portfolio and resulted in higher operating and maintenance expenditures. Depreciation and amortization expenses of approximately $5,018 were recorded within cost of goods sold for the twelve months ended June 30, 2025.

Gross profit margin for IPP production was 22% for the twelve months ended June 30, 2025, compared to 43% for the twelve months ended June 30, 2024. The margin decrease is mainly due to the inclusion of additional depreciation and amortization of $5,018 within cost of goods sold, following the acquisition of SFF and expansion of the IPP portfolio.

22

Management’s Discussion and Analysis

Cost of O&M and other services

For the three months ended June 30, 2025, O&M and other services costs were $23 compared to $881 in 2024, representing a favorable variance of $858. For the twelve months ended June 30, 2025, O&M and other services costs were $164 compared to $983 in 2024, a favorable variance of $819 or 83%. The favorable variance was primarily due to fewer service contracts executed in fiscal 2025 and lower associated maintenance activities compared to the prior year.

Gross profit margin for O&M and other services was 87% for the twelve months ended June 30, 2025, compared to 43% in for the twelve months ended June 30, 2024. The improvement was driven by lower costs relative to revenue, as fewer service contracts were executed in FY2025 but with higher profitability per contract.

Operating expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Advertising and promotion	$4	$730	$(726)	$1,111	$4,088	$(2,977)
Professional fees	2,968	989	1,979	8,035	1,861	6,174
Consulting fees	2,263	464	1,799	5,040	1,541	3,499
Depreciation and amortization	30	25	5	100	79	21
Salary and wages	442	413	29	1,713	1,280	433
Share-based compensation	6	101	(95)	177	860	(683)
Insurance	172	199	(27)	879	416	463
Listing fees	38	540	(502)	166	724	(558)
Travel and events	86	138	(52)	495	362	133
Repairs and maintenance	32	28	4	131	140	(9)
Other operating expense	557	308	249	1,366	646	720
Impairment loss	12,596	2,975	9,621	30,374	4,100	26,274
Total operating expenses	$19,194	$6,910	$12,284	$49,587	$16,097	$33,490

Advertising and Promotion

For the three months ended June 30, 2025, advertising and promotion expenses were $4 compared to $730 in 2024, a decrease of $726. For the twelve months ended June 30, 2025, expenses decreased to $1,111 from $4,088 in 2024, a reduction of $2,977 or 73%, primarily reflecting reduced marketing and investor relations activities following the Company’s IPO and US stock exchange listing in 2024.

Professional fees

For the three months ended June 30, 2025, professional fees increased to $2,968 from $989 in 2024, an increase of $1,979 or 200%. For the twelve months ended June 30, 2025, professional fees increased to $8,035 from $1,861 in 2024, an increase of $6,174 or 332%, primarily due to higher legal, audit, and advisory costs associated with the Company’s growth, acquisitions, and financing activities.

Consulting Fees

For the three months ended June 30, 2025, consulting fees increased to $2,263 from $464 in 2024, an increase of $1,799 or 388%. This increase was primarily driven by greater use of external consultants to support business expansion initiatives during the period. For the twelve months ended June 30, 2025, consulting fees increased to $5,040 from $1,541 in 2024, an increase of $3,499 or 227%. The increases were mainly driven by higher use of external consultants to support legal and compliance matters and business expansion initiatives in fiscal 2025.

Depreciation and Amortization

For the three months ended June 30, 2025, depreciation and amortization was $30 compared to $25 in 2024, an increase of $5. For the twelve months ended June 30, 2025, depreciation and amortization was $100 compared to $79 in 2024, an increase of $21 primarily attributable to right-of-use asset depreciation.

23

Management’s Discussion and Analysis

Salary and wages

For the three months ended June 30, 2025, salary and wages were $442 compared to $413 in 2024, essentially flat year over year. For the twelve months ended June 30, 2025, salary and wages increased to $1,713 from $1,280 in 2024, an increase of $433 or 34%, primarily reflecting higher headcount following the SFF acquisition.

Share-based compensation

For the three months ended June 30, 2025, share-based compensation was $6 compared to $101 in 2024, a decrease of $95. For the twelve months ended June 30, 2025, share-based compensation decreased to $177 from $860 in 2024, a reduction of $683 or 79%, reflecting lower option and RSU grants during the twelve months ended June 30, 2025.

Insurance

For the three months ended June 30, 2025, insurance expenses were $172 compared to $199 in 2024, a decrease of $27. For the twelve months ended June 30, 2025, insurance expenses increased to $879 from $416 in 2024, an increase of $463 or 111%, primarily due to higher premiums.

Listing Fees

For the three months ended June 30, 2025, listing fees were $38 compared to $540 in 2024, a decrease of $502. For the twelve months ended June 30, 2025, listing fees decreased to $166 from $724 in 2024, a reduction of $558 or 77%. Listing fees were elevated due to the Company’s IPO and related stock exchange listing costs, while spending declined in during the twelve months ended June 30, 2025, as no similar one-time costs were incurred.

Travel and Events

For the three months ended June 30, 2025, travel and events expenses were $86 compared to $138 in 2024, a decrease of $52. For the twelve months ended June 30, 2025, travel and events expenses increased to $495 from $362 in 2024, an increase of $133 or 37%, consistent with higher in-person activity.

Repairs and Maintenance

For the three months ended June 30, 2025, repairs and maintenance were $32 compared to $28 in 2024, an increase of $4. For the twelve months ended June 30, 2025, repairs and maintenance expenses were $131 compared to $140 in 2024, a decrease of $9, essentially flat year over year.

Other operating expenses

For the three months ended June 30, 2025, other operating expenses were $557 compared to $308 in 2024, an increase of $249 or 81%, reflecting higher general corporate costs. For the twelve months ended June 30, 2025, other operating expenses increased to $1,366 from $646 in 2024, an increase of $720, reflecting higher general corporate costs.

Impairment loss

For the three months ended June 30, 2025, the Company recognized an impairment loss of $12,596, compared to $2,975 in 2024. For the twelve months ended June 30, 2025, total impairment charges were $30,374, compared to $4,100 in 2024. The higher charges in 2025 mainly reflect a goodwill write-down of $17,778 recognized in Q1 and additional impairments recorded at year-end based on updated recoverable amounts of certain CGUs. Refer to section “Impairment of Goodwill and Long-Lived Assets” for further details.

24

Management’s Discussion and Analysis

Other expenses (income):

(in thousands of Canadian dollars)	Three Months Ended June 30			Twelve Months Ended June 30
	2025	2024	Change	2025	2024	Change
Interest income	$179	$59	$120	$607	$321	$286
Interest expense	(749)	(7)	(742)	(3,263)	(285)	(2,978)
Fair value change of derivatives	78	(137)	215	(1,340)	(137)	(1,203)
Fair value change of warrant liabilities	3,575	-	3,575	3,575	-	3,575
Fair value change of CVR	7,195	-	7,195	7,195	-	7,195
Loss on investments	-	(1,125)	1,125	(3,385)	(1,125)	(2,260)
Other income (expenses)	(45)	(257)	212	351	5,013	(4,662)
Total non - operating expenses	$10,233	$(1,467)	$11,700	$3,740	$3,787	$(47)

Interest income

For the three months ended June 30, 2025, interest income was $179 compared to $59 in 2024, an increase of $120 or 203%. For the twelve months ended June 30, 2025, interest income was $607 compared to $321 in 2024, an increase of $286 or 89%. The increase is mainly due to higher cash balances and short-term investments.

Interest expense

For the three months ended June 30, 2025, interest expense increased to $749 compared to $7 in 2024, an increase of $742 or 10,600%. For the twelve months ended June 30, 2025, interest expense increased to $3,263 compared to $285 in 2024, an increase of $2,978 or 1,045%. The increase is reflecting new debt financing arrangements associated with the projects acquired as part of the SFF acquisition.

Fair value change of derivatives

For the three months ended June 30, 2025, the Company recorded a fair value gain on derivatives of $78, compared to a loss of $137 in 2024, representing a favorable variance of $215. For the twelve months ended June 30, 2025, the Company recorded a fair value loss on derivatives of $1,340, compared to a loss of $137 in 2024, an unfavorable variance of $1,203 or 878%, primarily due to changes in market inputs and valuation assumptions.

Fair value change of warrant liabilities

For both the three months and twelve months ended June 30, 2025, the Company recognized a fair value gain of $3,575 relating to warrant liabilities, compared to nil in 2024. The gain reflects changes in the fair value of outstanding warrants measured under IFRS 9. The change in fair value was primarily driven by updated management assumptions within the Black-Scholes option-pricing model, including volatility, risk-free rate, and expected term, together with other valuation inputs.

Fair value change of CVR

For the three months ended June 30, 2025 and twelve months ended June 30, 2025, the Company recorded a fair value gain on CVR of $7,195, primarily due to changes in valuation assumptions.

Loss on investments

For the three months ended June 30, 2025, the Company recorded no loss on investments compared to a loss of $1,125 in 2024. For the twelve months ended June 30, 2025, the Company recorded a loss on investments of $3,385, compared to a loss of $1,125 in 2024, an increase of $2,260 or 201%. The losses were fully attributable to the remeasurement of the Company’s investment in SFF as part of the acquisition accounting.

Other income (expenses)

For the three months ended June 30, 2025, other expenses were $45 compared to $257 in 2024, a favorable variance of $212. For the twelve months ended June 30, 2025, other income was $351 compared to $5,013 in 2024, a decrease of $4,662, primarily due to $4,839 account receivable recovery during the twelve months ended June 30, 2024 that did not recur in 2025.

25

Management’s Discussion and Analysis

Discussion of Operations

In addition to completed acquisitions and investments made this year, summarized below are the Company’s most significant projects under construction and under development.

Commercial and Industrial Solar Projects

The Company is a turn-key service provider to commercial and industrial customers for them to own BTM solar power plant on-site. The Company can also invest and own the BTM solar projects where local policies allow commercial aggregation and 3rd party ownership.

261 Township

The Company commenced construction on a 1.4 MW DC rooftop solar project in Alberta, Canada as a pilot project for Fiera Real Estate. The Company was hired by Fiera as turn-key project developer with a fee for service. This project received interconnection approval in December 2023. Construction started in July 2024 and was completed in December 2025. Commercial operation for this project was achieved on December 11, 2025.

Community Solar Projects

Community solar refers to local solar PV facilities shared by multiple community subscribers who receive credit on their electricity bills for their share of the power produced. Community solar provides homeowners, renters, and businesses equal access to the economic and environmental benefits of solar energy generation regardless of the physical attributes or ownership of their home or business. Community solar expands access to solar for all, including in particular low-to-moderate income customers most impacted by a lack of access, all while building a stronger, distributed, and more resilient electric grid. Community solar power plants are usually less than seven (7) megawatts (MWdc) of electrical capacity, and it could power about 1,000 homes (the average American household uses approximately 10,000 kWh per year).

Camillus

In March 2025, the Company entered an agreement to sell the Camillus project, a close to NTP community solar project in New York, to Solar Advocate Development LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$5.91 million. The project is expected to reach PTO in early fiscal 2027.

Hardie Rd

In December 2024, the Company entered an agreement to sell the Hardie Rd project, a close to NTP community solar project in New York, to HQCA Energy Solutions, LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$8.67 million. The project is under construction and expected to reach PTO in fiscal 2027.

Rice Rd

In December 2024, the Company entered an agreement to sell the Rice Rd project, a close to NTP community solar project in New York, to HQCA Energy Solutions, LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$8.72 million. The project is under construction and expected to reach PTO in fiscal 2027.

Settling Basin

On September 18, 2023 the Company and Honeywell entered into a Membership Interest Purchase Agreement (the “Honeywell MIPA”) and an EPC agreement (the “Honeywell EPC Agreement”) pursuant to which Honeywell acquired the SB-1, SB-2 and SB-3 projects and retained the Company for their construction, with a total transaction value of US$41 million. The Company also expects to retain an operations and maintenance contract for the SB projects following the completion of construction. In April 2024, the Company completed mechanical construction for the three projects. The next step is completion of final electrical work and acceptance testing. The projects have reach PTO in Q4 fiscal 2026.

Geddes

On October 2, 2023, the Company announced that it had commenced major construction on the Geddes project developed by the Company in Geddes, New York. The Company intends to own and operate the Geddes project. The Geddes project which has a designed capacity of 3.7 megawatts MW DC is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets. The project reached PTO in July 2025. In October 2025, the Company received a non-repayable government grant of US$1.5 million. The project is expected to generate US $2.6 million income tax credits in fiscal 2027.

26

Management’s Discussion and Analysis

Utility Solar Farms Projects

A utility-scale solar farm is one which generates solar power and feeds it into the grid, supplying a customer with renewable solar energy. A ‘utility-scale’ solar project is usually defined as such if it is 10 MW or bigger in capacity of energy production.

Battery Energy Storage Systems (BESS) Projects

The Company won contract awards for three BESS projects in 2023 for the Solar Flow-Through Funds Ltd. (SFF) in June 2023. On October 3, 2023, the Company entered into three EPC agreements for the construction of these three separate BESS projects (the “BESS Projects”), with a total contract value of approximately $38 million. The Projects are owned by SFF and three First Nations communities in Ontario through holding companies.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Projects under the E-LT1 are expected to be operational no later than the fiscal year 2028. Each BESS Project is expected to operate under a long-term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The BESS Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology. The Company closed the acquisition of SFF in July 2024 and continues developing or constructing the three projects in fiscal 2026. SFF06 has been operational since April 20th, 2026. 903 and OZ1 are expected to get NTP in Q4 fiscal 2027.

See “Overview – Development of the Business – Canada” for additional information on the status of the BESS Projects.

27

Management’s Discussion and Analysis

Outlook

Building upon its solid core competencies in full-service development, the Company will deliver an integrated growth solution that has the capacity to generate revenue and grow the business in different revenue streams, that are discussed in this paragraph. For Commercial and Industrial (“C&I”) end users, the Company will extend its expertise in rooftop solar to behind-the-meter (“BTM”) solar and BESS projects, carports, and building-integrated photovoltaics enabling large property management firms and C&I customers like Honeywell to achieve corporate Net-Zero commitments. The Company has been in negotiations with C&I customers to achieve this goal. The Company also intends to extend its success in FIT ground mount solar gardens and Community Solar farms to large Utility Scale solar farms with a targeted size of 100 MWp or more. The Company’s track record in operations, maintenance, and asset management, create a strong foundation for it to become a successful IPP delivering long-term, sustainable, and profitable growth. The Company’s pipeline has been growing in all aspects of what is being discussed above, which is the result of an integrated growth solution.

The Company has an existing development pipeline of solar photovoltaic (“PV”) projects that totals approximately 201.3 MW and BESS projects that total approximately 756.0 MWh. The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach NTP stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months. The existing operational assets and development pipeline is broken down as follows:

(MWdc, MWh)	Total	BESS (MWh)	PV (MW)
Operational	57.6	22.6	35.0
Under Construction	15.5	-	15.5
Advanced Development	130.0	3.4	126.6
Development	754.2	730.0	24.2
Total	957.3	756.0	201.3

In 2025 the U.S. President issued and later modified a reciprocal-tariff regime that imposes an additional duty on most imports. These reciprocal tariffs apply in addition to any other trade measures. Separately, the U.S. Department of Commerce (“Commerce”) issued final antidumping and countervailing duty determinations in April to June 2025 on crystalline-silicon photovoltaic cells/modules from Cambodia, Malaysia, Thailand, and Vietnam, resulting in significant cash-deposit requirements for many exporters. Those changes raise landed costs and increase documentation and pricing volatility for solar import supply. To mitigate the impacts, the Company (i) prioritizes U.S. and allied-country supply, (ii) pursues the domestic-content adder for the Investment Tax Credit under the Inflation Reduction Act which provides an additional 10% tax credit for projects that meet U.S. content requirements, enhancing project returns.

In July 2025, the U.S. government enacted The OBBBA which accelerates the phase-out of the Clean Electricity Production Credit (Section 45Y) and the Clean Electricity Investment Credit (Section 48E) for wind and solar. Under IRS Notice 2025-42, a wind or solar facility placed in service after December 31, 2027 is ineligible unless beginning of construction (BOC) occurs by July 4, 2026. OBBBA also introduces new Foreign Entity of Concern (FEOC)-related guardrails; Treasury/IRS have signaled further guidance, and Department of Energy FEOC interpretations remain the baseline for what constitutes FEOC ownership, control, or jurisdiction.

To mitigate the impacts of evolving regulations the Company is to secure eligibility and accelerate cash generation by (i) safe-harboring—establishing beginning of construction (BOC) on or before July 4, 2026 through physical work of a significant nature; (ii) monetizing early—selling projects and leveraging credit transferability to convert tax credits to cash, in order to monetize as many qualifying projects as quickly as possible and recycle capital into additional projects that can achieve BOC; and (iii) ensuring supply-chain compliance and offsets—pre-qualifying FEOC-clean suppliers (BESS cells/modules, inverters, BOS) against DOE FEOC criteria and pursuing the domestic-content bonus using the IRS Notice 2024-41 safe harbor where cost-effective to offset tariff-driven inflation. In addition, BESS projects will remain eligible for tax credits beyond the dates noted above. The Company is growing its pipeline in this area.

The statements noted above are “forward looking statements” and there are several risks associated with the development of the projects disclosed and the execution of the Company’s development pipeline. The development of any project is subject to receipt of interconnection approval, required permits, successful award of request for proposal processes, execution of contractual agreements and the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this section.

28

Management’s Discussion and Analysis

Legal Matters and Contingencies

The Company is subject to the following legal matters and contingencies:

First Claim of Improper Termination of FIT Contracts

On December 2, 2020, a Statement of Claim was filed by a predecessor entity of SFF, parties related through common management and an independent solar project developer (collectively the “First Claim Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “First Claim Defendants”). First Claim Plaintiffs seek damages from the First Claim Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. This lawsuit is subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. The Statement of Claim proceeded to leave applications for the misfeasance in public office claims as against the MOE on August 28, 2025. A decision from the courts was rendered on February 26, 2026 denying leave against the MOE. This does not affect the claim against the IESO or the quantum of damages. The Company filed an appeal of this decision on April 15, 2026 and a hearing has been scheduled for March 17, 2027. The claim against the IESO and unnamed defendants are not subject to the s.17 leave provision and will continue regardless of the outcome on the applications. No amounts are recognized in these financial statements with respect to this claim.

Second Claim of Improper Termination of FIT Contracts

On January 29, 2021, a second Statement of Claim was filed by a predecessor entity of SFF, parties related through common management and an independent solar project developer against the MOE and the IESO (collectively the “Second Claim Defendants”). This lawsuit is subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. The Statement of Claim may proceed to leave applications for the misfeasance in public office claims as against the MOE pending the results of the leave application for the First Claim of Improper Termination of FIT Contracts. The claim against the IESO and unnamed defendants are not subject to the s.17 leave provision and may continue regardless of the outcome on the applications. No amounts are recognized in these financial statements with respect to this claim.

328 Passmore Landlord

On September 3, 2020, a fire caused damage to a large portion of the rooftop of the building. Approximately 46% of the system was disconnected as a result of the fire. The landlord delayed significantly in completing the repairs required to allow the reinstallation of the disconnected portion of the system. The landlord completed all required repairs in 2025, and in the fall of 2025 SFF determined that the repaired roof can sustain the reinstalled system. SFF expects to complete the reinstallation of the system by October 2026, and it has an outstanding claim for damages for lost revenue that is evaluating.

SFF 05 Landlord

The Landlord of SFF 05, Dan Walker refused to give SFF the access to the site for regular maintenance. SFF and Dan Walker attended a court hearing on June 5, 2023. Dan requested that the hearing be adjourned so that he would have more time to retain counsel, and the judge issued a court order so that SFF could access the property on June 9, 2023 for maintenance activities. Since then, SFF counsel has been in correspondence with Dan’s counsel so that SFF could schedule semi-annual maintenance, the most recent of which occurred on October 17, 2023.

OZ-1 Project

The OZ-1 Project does not have a project loan and remains in the permitting process. Commencement of construction remains subject to the receipt of financing and final permits. The Company submitted an application to the Municipality of Arran-Elderslie for Site Plan Approval on February 26, 2025, related to the proposed BESS and made an application for the “OZ-1 Consent. The application for the OZ-1 Consent was made in the context of Section 50(3) of the Planning Act (Ontario) to permit a lease on the lands where the OZ-1 Project is located for a period longer than 21 years. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions were overly broad in scope and application, lacked certainty, and were not reasonable. As a result, the Company appealed the decision on the OZ-1 Consent to the Ontario Land Tribunal (“OLT”). Following an OLT hearing held on January 30, 2026, the OZ-1 Consent was approved with revised conditions acceptable to the Company. The remaining permitting process is being completed with the Municipality of Arran-Elderslie. On June 8, 2026, Council considered the Company’s Site Plan Approval application but elected not to vote on the application. Instead, Council directed the Company to continue working with municipal staff to address requested changes to the proposed road design and site access. The requested changes were introduced late in the permitting process and related to matters that had previously been approved through the entrance permit process. As the Company was unable to accommodate these requested changes at that stage of the permitting process, it filed an appeal with the OLT on July 7, 2026 on the basis of the Municipality’s failure to make a decision on the Site Plan Approval application. A delay in obtaining the remaining permits has delayed commencement of construction and commercial operation beyond the originally planned timeline. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, the Company has provided the IESO with notice of a potential force majeure event arising from the permitting delays. The timing of the remaining permitting approvals and the impact on the project schedule remain uncertain.

29

Management’s Discussion and Analysis

903 Project

The 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project, an OPA/ZBA were required from the Town of Armour, Ontario. On November 8, 2022, the 763 ProjectCo received a Municipal Support Resolution, which was unanimously approved by the Council for the Town of Armour. However, the OPA/ZBA were delayed as a result of certain public opposition and the Council’s evaluation of how to respond to such opposition. At a Council meeting for the Town of Armour held on January 13, 2026, the Council voted against the approval of the OPA/ZBA due to public opposition. The Company appealed this decision to the OLT, and a hearing was held on July 9, 2026. Subsequent to year end, on July 21, 2026, the OLT issued its decision approving the OPA/ZBA. The Company is now proceeding with the remaining permitting requirements, including Site Plan Approval and Planning Act consent, with the building permit application to follow. Construction of the project remains subject to receipt of these remaining approvals. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, 763 ProjectCo has sent the IESO a notice of potential force majeure event due to the OPA/ZBA delay. The timing of the remaining permitting approvals and the impact on the project schedule remain uncertain.

Gainesville Project

SUNN 1009 LLC (“SUNN 1009”) is the holder of the Gainesville project which is one of the projects that was sold to, and is being developed for, Qcells. As part of the transaction with Qcells, SUNN 1009 was acquired by Qcells; however, due to the termination of the agreement related to this project, SUNN 1009 will be transferred back to the Company. The Town of Gainesville Zoning Board of Appeals (“Gainesville ZBA”) denied SUNN 1009’s area variance application (“Gainesville Application”) to construct a ± 5 megawatt-AC solar energy facility (“Gainesville Project”) on property located in the Town of Gainesville. As result, SUNN 1009 has filed a petition in the Supreme Court, State of New York, County of Wyoming challenging that denial and requesting the court direct the Gainesville ZBA to grant the variances because the denial was arbitrary, capricious, an abuse of discretion, and affected by an error of law. The court has granted the company the first part of its request, confirming that the facilities is to be treated as a public utility. It is expected the rest of the suit will be dealt with in the coming months, but its outcome would not affect the court’s initial decision that the variances were wrongly decided. The Town of Gainesville has appealed that decision. On March 9, 2026, SUNN 1009 filed a motion to the court for a summary judgment in this matter. A hearing on this motion has not yet occurred. The Gainesville Project cannot commence construction until this matter is resolved. The likelihood of success in this action cannot be reasonably predicted.

30

Management’s Discussion and Analysis

Summary of Quarterly Results

Three months ended in thousands except per share amounts	Revenue	Income (loss) for the period	Earnings (loss) per share basic	Earnings (loss) per share diluted
June 30, 2026	$5,191	$(12,133)	$(0.26)	$(0.26)
March 31, 2026	(34)	(5,463)	(0.12)	(0.12)
December 31, 2025	3,103	(7,711)	(0.21)	(0.21)
September 30, 2025	19,150	1,011	0.03	0.02
June 30, 2025 (1)	17,641	3,565	0.11	0.08
March 31, 2025 (1)	4,709	(6,522)	(0.21)	(0.21)
December 31, 2024 (1)	4,122	(1,670)	(0.05)	(0.05)
September 30, 2024 (1)	15,059	(26,489)	(0.87)	(0.87)
June 30, 2024	7,977	(9,096)	(0.34)	(0.34)
March 31, 2024	24,075	3,499	0.13	0.09
December 31, 2023	18,644	(15)	-	-
September 30, 2023	7,681	2,035	0.08	0.05

(1)The financial results were restated as a result of corrections made to the 2025 comparative.

Quarterly results are subject to variability due to the nature of the Company’s two principal revenue streams, EPC and IPP. EPC revenues are recognized under IFRS 15 based on the stage of completion of construction projects and therefore depend heavily on the specific projects under contract, and their execution schedules. As a result, EPC revenue can be uneven and is often concentrated in quarters when significant construction milestones are achieved, while in other periods revenue may be substantially lower if projects are delayed or have not yet reached the recognition stage. IPP revenues are recurring and tied to the electricity output of operating solar facilities. Significant IPP contributions only began in the first quarter of fiscal 2025 following the acquisition of SFF. From that point onward, IPP revenue has become a more stable and predictable component of results, though it remains inherently seasonal. IPP generation is generally higher in the spring and summer months, when solar irradiance levels are stronger, and lower in the winter months, when daylight hours are shorter and weather conditions less favorable.

Liquidity and Capital Resources

The following table summarizes the Company’s liquidity position:

(in thousands of Canadian dollars)	June 30, 2026	June 30, 2025(2)
Cash	$10,730	$7,624
Working capital(1)	1,578	(1,843)
Total assets	133,466	139,141
Total liabilities	113,089	119,381
Shareholders’ equity	20,377	19,760

(1)	Working capital is a non-IFRS financial measure with no standardized meaning under IFRS, and therefore it may not be comparable to similar measures presented by other issuers. The Company calculates working capital as current assets less current liabilities. For further information and detailed reconciliations of non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures”.

(2)	The financial results were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated financial statements for further details and impacts of the restatement.

There is substantial doubt about its ability to continue as a going concern, meaning that PowerBank may not be able to continue in operation for the foreseeable future or be able to realize assets and discharge liabilities in the ordinary course of operations. The Company is already highly levered and needs to raise additional funds through the issuance of new debt, equity securities, or otherwise in order to support its current operations, liquidity needs, and business growth. Although PowerBank has successfully raised funds through the issuance of equity securities in the 2026 fiscal year, there is no assurance that sufficient financing will be available when needed to allow PowerBank to continue as a going concern. The perception that PowerBank may not be able to continue as a going concern may also make it more difficult to raise additional funds or operate the Company’s business due to concerns about its ability to meet contractual obligations.

For the years ended June 30, 2026, 2025 and 2024, the Company incurred net losses of $24,296, $31,116 and $3,577, respectively. Cash flows from operating activities were negative $12,828 and $17,260 in 2026 and 2025, respectively, and positive $8,485 in 2024. As at June 30, 2026, the Company had cash and cash equivalents of $10,730 and working capital of $1,578.

Based on the Company’s current level of expenditures and forecast cash flows, its existing liquidity and forecasted internally generated cash flows are not sufficient to fund its operations and meet its obligations throughout the period for at least the next twelve months from the issuance date of these consolidated financial statements. The Company will require additional financing to fund its ongoing operations and meet its obligations as they become due. Management is pursuing additional liquidity through a combination of equity financing, debt refinancing, project financing and asset monetization. Management is also evaluating measures to conserve cash, including operating cost reductions and enhanced management of working capital.

31

Management’s Discussion and Analysis

As of the date the consolidated financial statements were authorized for issuance, the Company has not obtained binding commitments sufficient to fund all of its forecast liquidity requirements. The Company’s financing initiatives are subject to market conditions, counterparty participation, regulatory approvals where applicable, and the negotiation of acceptable terms. There can therefore be no assurance that the required financing or other liquidity initiatives will be completed when needed or in amounts sufficient to fund the Company’s obligations.

While the Company has been successful in obtaining financing to date and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, there can be no certainty that these events will occur. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company’s ability to continue as a going concern and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

To assist with potential liquidity needs, on May 8, 2025 the Company filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada and a registration statement for the Shelf Prospectus has been filed in the United States with the United States Securities and Exchange Commission. The Shelf Prospectus replaces the Company’s prior final short form base shelf prospectus dated May 2, 2023 which would have expired in June 2025. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

On July 1, 2026, the Company closed a registered direct offering of 7,000,000 common shares to two new long-term institutional investors (the “2026 Offering”). U.S.$4.2 million was funded upon the closing of the 2026 Offering, before deducting placement agent fees and other estimated 2026 Offering expenses. The Company intends to use the net proceeds from the 2026 Offering for delivery of its independent power producer project portfolio, working capital and general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the 2026 Offering.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian and United States securities regulatory authorities.

On March 24, 2025, the Company closed an equity offering for proceeds of approximately US$8.5 million before deducting fees and other estimated offering expenses. Up to an additional $10.65 million may be funded upon full cash exercise of the warrants issued in the offering. The use of proceeds is shown below.

Use of Proceeds	Initial Estimated Amount (US$)	Cost incurred as of March 31, 2026 (US$)	Remaining balance (US$)	Impact of Variances
Completion of construction payments for BESS projects located in Ontario, Canada	1,944,949	1,944,949	-	No variances
Completion of interconnection deposit, and advancement of engineering, permitting, procurement and hiring subcontractors, for 4152 Jordan Rd project located in New York, USA.	3,508,065	1,204,016	2,304,049	The timeline for the development of this project has been extended
Contractor Cost	501,986	501,986	-	No variances
IR and marketing	1,000,000	1,000,000		No variances
Insurance (D&O and Operational Property Policy Renewal)	700,000	675,394	24,606	Funds not yet expended. No impact expected.
Expenses of the Offering	845,000	845,000	-	No variances
Total	8,500,000	6,171,345	2,328,655

32

Management’s Discussion and Analysis

In addition, the Company has entered into an equity distribution agreement (the “2025 Distribution Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), Research Capital Corporation (“RCC”), Research Capital USA Inc. (together with Wainwright and RCC, the “Agents”) to establish an at-the-market equity program (the “2025 ATM Program”). The Company may issue up to US$15 million of common shares of the Company (the “ATM Offered Shares”) from treasury under the 2025 ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Offered Shares sold under the 2025 ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The Company issued 7,738,625 Shares for gross proceeds of approximately $13.68 million USD under the 2025 ATM Program. The Company and the Agents entered into a new equity distribution agreement dated February 17, 2026 (the “2026 Distribution Agreement”) to establish a new at-the-market equity program (the “2026 ATM Program”). The Company may issue up to US$50 million of ATM Offered Shares. As of June 30, 2026 the Company has issued 162,693 Shares for gross proceeds of approximately US$0.129 million under the 2026 ATM Program. However, the Company will not be eligible to continue to use 2026 ATM Program as a result of it currently not meeting the eligibility requirements for the multi-jurisdictional disclosure system. In order to establish a new ATM program the Company will be required to file new prospectus and registration documentation.

As it relates to debt financing, as disclosed above, the Company has secured a $28.1 million debt facility for two of the three BESS projects and it has assumed it will be able to draw down on this facility. The Company is in discussions with a project finance lender for the financing for the third BESS project and has assumed this will be concluded and financing will be available in the near future. The Company has also secured from Seminole Financial Services, LLC an initial US$2.6 million construction to mini-perm loan for the Geddes Project. On December 30, 2025, the Company entered into the NYGB Loan for an aggregate principal amount of up to US$8 million. The proceeds of the facility are intended to fund interconnection deposits for certain projects. See “Overview - Development of the Business – Recent Developments” for additional details.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

33

Management’s Discussion and Analysis

The chart below highlights the Company’s cash flows:

(in thousands of Canadian dollars)	For the years ended
	June 30, 2026	June 30, 2025	June 30, 2024
Net cash provided by (used in)
Operating activities	$(12,828)	$(17,260)	$8,485
Investing activities	(6,894)	(4,128)	(4,661)
Financing activities	22,204	23,929	728
Net increase (decrease) in cash	2,482	2,541	4 ,552

Cash flow from operating activities

For the year ended June 30, 2026, net cash used in operating activities was $12,828, compared with $17,260 in 2025. The decrease in cash used primarily reflected a lower net loss and a smaller net use of cash from changes in non-cash operating assets and liabilities. Non-cash adjustments in 2026 included depreciation and amortization of $5,719, share-based compensation of $4,584, inventory write-offs of $1,856, accounts receivable write-offs of $933, and impairment losses of $4,724. Interest paid was $3,320.

For the twelve months ended June 30, 2025, cash flows used in operating activities were $17,260, compared to cash inflows of $8,485 in the prior year, representing a decrease of $25,745 year over year. The decrease was primarily driven by a higher net loss after adjusting for non-cash items, most notably the recognition of a $30,374 impairment loss in 2025, as well as a $17,773 unfavorable change in non-cash operating assets and liabilities, a $2,904 increase in interest paid, and an $824 increase in income taxes paid compared to the prior year.

Cash flow from investing activities

For the year ended June 30, 2026, net cash used in investing activities was $6,894, compared with $4,128 in 2025. Current-year outflows primarily consisted of $9,422 for construction in progress, $716 for purchases of short-term investments, and a $381 increase in restricted cash. These were partly offset by $2,273 in government grants, $1,106 in proceeds from short-term investments, and $246 in capital expenditure refunds.

For the twelve months ended June 30, 2025, cash outflows used in investing activities were $4,128, compared to cash outflows of $4,661 in the prior year, representing an improvement of $533 year over year. The improvement was primarily due to net cash acquired of $9,887 from the SFF acquisition, partially offset by higher purchases of construction in progress and increased restricted cash balances. In fiscal 2024, investing outflows were mainly related to the investment in SFF shares and purchases of construction in progress.

Cash flow from financing activities

For the year ended June 30, 2026, net cash provided by financing activities was $22,204, compared with $23,929 in 2025. Current-year inflows primarily consisted of $18,167 in net proceeds from common shares, $7,066 from long-term debt, $4,810 from short-term loans, and $671 from warrant exercises. These were partly offset by repayments of long-term debt of $4,938, short-term loans of $2,668, and lease liabilities of $1,109.

For the twelve months ended June 30, 2025, cash flows from financing activities were $23,929, compared to $728 in the prior year, representing an increase of $23,201. The increase was mainly attributable to new financing initiatives, including $10,091 of proceeds from long-term debt, $6,615 from the issuance of shelf prospectus shares, $6,189 from short-term loans, and $4,975 from the issuance of warrants. Additional inflows included $3,550 from the issuance of common shares, $791 from broker warrant grants, $176 from equity warrants exercised, and $62 from the exercise of share options. These inflows were partially offset by $4,354 of long-term debt repayments, $3,062 of short-term loan repayments, $981 of lease obligation repayments, $731 relating to changes in non-controlling interests, and $123 for the acquisition of non-controlling interests.

34

Management’s Discussion and Analysis

Capital Transactions

On June 30, 2026, the Company had 47,697,277 common shares issued and outstanding (June 30, 2025 - 35,433,947, and June 30, 2024 – 27,191,075). A summary of changes in share capital is presented in the consolidated statements of changes in shareholders’ equity:

	Number of Common shares	Share Capital
Balance, July 1, 2023	26,800,000	$6,855
Common shares issued, net of costs	2,200	22
Equity warrants exercised	110,000	83
Acquisition of OFIT GM and OFIT RT	278,875	2,066
Balance, June 30, 2024	27,191,075	$9,026
Common shares issued, net of costs	990,726	3,550
Equity warrants exercised	235,000	176
RSU exercised	508,381	1,874
Share-based compensation	81,551	384
Share-based compensation exercised	457,215	2,919
Equity warrant granted	-	791
Shelf prospectus shares issued	2,394,367	6,615
Acquisition of Solar Flow-Through Funds	3,575,632	19,950
Balance, June 30, 2025	35,433,947	$45,285

Common shares issued, net of costs	7,816,798	18,167
Equity warrants exercised	2,773,098	1,979
RSU exercised	354,275	727
Share-based compensation exercised	1,319,159	1,846
Balance, June 30, 2026	47,697,277	68,004

(1)	The Company sold a total of 7,816,798 common shares through at-the-market offerings at an average price of US$1.75 per share for gross proceed of US$13.66 million

35

Management’s Discussion and Analysis

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. The table below sets out the Company’s outstanding common share and convertible securities as of June 30, 2026 and as of the date of this MD&A:

Security description	June 30, 2026	Date of report
Common shares	47,697,277	61,878,420
Warrants	7,378,987	7,378,987
Stock options	3,436,690	3,436,690
Restricted share units	2,286,256	4,985,000
Contingent value rights	2,283,929	2,283,929

The following table reflects the details of warrants issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding warrants
October 3, 2022	June 10, 2027	$0.10	625,000
March 1, 2023	March 1, 2028	$0.50	4,239,902
March 24, 2025	March 24, 2030	$6.37 (US$ 4.45)	2,394,367
March 24, 2025	March 24, 2030	$6.61 (US$ 4.615)	119,718
			7,378,987
	Weighted average exercise price		$2.47

The following table reflects the details of options issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding options
November 4, 2022	November 4, 2027	$0.75	1,502,330
May 27, 2025	May 27, 2030	$2.20	10,000
June 24, 2025	June 24, 2030	$2.49	14,000
July 30, 2025	July 30, 2030	$1.89	1,375,360
August 21, 2025	August 21, 2030	$3.00	7,500
October 07, 2025	October 07, 2030	$2.59	7,500
February 20, 2026	February 20, 2031	$1.34	520,000
			3,436,690

The following table reflects the details of RSUs issued and outstanding as of the date of this MD&A:

Grant date	RSUs granted	RSUs outstanding	Vesting Date
February 20, 2026	100,000	100,000	25% vesting on each of April 30, 2026, July 31, 2026, October 31, 2026 and January 31, 2027
July 17, 2026	6,016,000	4,485,000	25% vesting on each of September 30, 2026, December 31, 2026, March 31, 2027 and June 30, 2027
August 21, 2026	400,000	400,000	1/3 vesting annually on August 21, 2027, 2028 and 2029.

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

(in thousands of Canadian dollars)	June 30, 2026	June 30, 2025
Long-term debt - non-current portion	$51,778	$53,790
Shareholders’ Equity	$20,377	$19,760

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. See “Liquidity and Capital Resources” above for a discussion regarding the Company’s working capital position.

36

Management’s Discussion and Analysis

No changes have occurred to capital management from the prior year.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

As at June 30, 2026, amounts due to directors and other members of key management personnel (“KMP”) were comprised of $157 (June 30, 2025 - $144) included in trade and other payables, $801 included in other long-term liabilities (June 30, 2025 – $861), and $73 (June 30, 2025 – $55) included in trade and other receivables.

The following table summarizes costs incurred from related parties during the years ended June 30, 2026:

	Nature of Relationship	Nature of Transactions	2026	2025	2024
Light Voltaic Corporation	Controlled by a director	Consulting services	$695	$717	$414
The Phoenix Trendz Inc.	Controlled by KMP	Consulting services	$370	$287	$188
Art Vancouver	Controlled by a director	Consulting services	$389	$389	$-

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Outstanding balances with related parties are summarized as follows:

	June 30, 2026		June 30, 2025
	Receivable/ (Payable)	Balance Sheet Presentation	Receivable/ (Payable)	Balance Sheet Presentation
Light Voltaic Corporation	$(21)	Trade and other payables	$(144)	Trade and other payables
The Phoenix Trendz Inc.	(24)	Trade and other payables	-	Trade and other payables
Wear Wolfin Design	(6)	Other long-term liabilities	(52)	Other long-term liabilities
Art Vancouver	(52)	Trade and other payable	-	Trade and other payable
Berkley Renewables Inc.	(749)	Other long-term liabilities	(809)	Other long-term liabilities
Big Bear Gold Corp. (formerly Westkam Gold Corp.)	7	Trade and other receivables	55	Trade and other receivables
Total	$(845)		$(950)

37

Management’s Discussion and Analysis

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the year ended June 30, 2026, 2025 and 2024 were as follows:

	June 30, 2026	June 30, 2025	June 30, 2024
Salaries and employee benefits	$1,183	$2,280	$1,516
Share-based compensation	$1,556	$144	$487

Short-term employee benefits include consulting fees and salaries made to key management.

Critical Accounting Estimates and Policies

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 3 of the audited consolidated financial statements for the year ended June 30, 2026.

Adoption of new accounting standards

The Company did not adopt any new or amended accounting standards for the current fiscal year.

Accounting standards issued but not yet effective

The IASB has issued the following new and amended standards and interpretations that will become effective in a future year and could have an impact on the consolidated financial statements in future periods. The Company is currently assessing the impact of the following new and amended standards and interpretations.

●	IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 and introduces a new structure for the statement of profit or loss, requiring entities to present operating, investing, and financing categories, and enhancing note disclosures. The amendments are effective for annual periods beginning on or after January 1, 2027.

●	IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. These amendments clarify the requirements for assessing contractual cash flow characteristics, introduce new disclosure requirements for investments in debt instruments and the derecognition of financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2026.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments. The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap is determined using Level 2 inputs.

38

Management’s Discussion and Analysis

The carrying amounts of cash, restricted cash, short-term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term maturities of these items.

The carrying amounts of short-term loans, long-term debt, lease liabilities and other liabilities due to non-controlling interest approximate their fair value as management believes the applicable interest rates approximate current market rates for debt with similar terms and security.

Other liabilities due to non-controlling interest represent amounts payable to minority shareholders under contractual arrangements that require fixed or determinable payments. Such obligations meet the definition of a financial liability under IAS 32 Financial Instruments: Presentation, as it creates a contractual obligation to deliver cash irrespective of project performance.

The warrants grant holders the right to acquire common shares of the Company. As the warrants are exercisable at a price denominated in U.S. dollars, the exercise price is not a fixed amount of cash in the Company’s functional currency. Consequently, the warrants do not meet the ‘fixed-for-fixed’ criterion under IAS 32 and are classified as derivative financial liabilities. They are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss. Fair value is determined based on the market value of the underlying common shares at the reporting date.

The fair value of the Company’s embedded derivative instruments related to the CVR liabilities were determined using the income approach, which included certain assumptions about the operating, investing, and financing inputs. In estimating the fair value of the financial liability, the Company uses market-observable data to the extent it is available. As CVR does not have Level 1 inputs, management applies Level 2 or Level 3 inputs, including internally developed models, unobservable assumptions, and other inputs not derived from active market data, to determine the appropriate fair value at the reporting date.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Receivables from projects are from reputable customers with past working relations with the Company. IPP revenues are due from local government utility with high creditworthiness. Cash and short-term investment have low credit risk as it is held by internationally recognized financial institutions.

Currency risk:

The Company conducts business in Canada and United States and has subsidiaries operating in the same countries. The Company, and its subsidiaries, do not hold significant asset and liabilities denominated in foreign currencies. As a result, the Company has low currency risk.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding accounts receivable.

Year ended June 30, 2026	Revenue	% of revenue
Customer A	$4,459	16%
Customer D	$10,679	39%

Year ended June 30, 2025	Revenue	% of revenue
Customer A	$5,363	13%
Customer C	$13,950	34%
Customer D	$8,982	22%

June 30, 2024	Revenue	% of revenue
Customer A	$6,551	11%
Customer C	$41,800	72%

39

Management’s Discussion and Analysis

June 30, 2026	Accounts receivable	% of accounts receivable
Customer A	$1,039	25%
Customer C	$830	20%

June 30, 2025	Accounts receivable	% of accounts receivable
Customer B	$1,317	15%
Customer C	$1,262	15%
Customer D	$3,156	37%

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

The following are the remaining contractual obligations as at June 30, 2026:

	Total	Less than one year	1 to 2 years	3 to 5 years	More than 5 years
Short-term loans (1)	$6,891	$6,891	$-	$-	$-
Derivative liabilities	179	8	-	-	171
Long-term debt (1)	65,391	13,598	6,149	18,133	27,511
Lease liabilities	11,072	1,520	1,093	2,001	6,458
Trade and other payable	14,635	14,635	-	-	-
Total	$98,168	$36,652	$7,242	$20,134	$34,140

(1)As at June 30, 2026, the Company did not have any events of default with its short-term loans and long-term debt.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term debt comprises both fixed and variable interest rate instruments. For certain variable rate borrowings, the Company has entered into interest rate swap agreements to economically fix the contractual interest rates.

Commitments

At June 30, 2026, the Company had various purchase commitments in the normal course of operations. Below is a summary of the future minimum payments for contractual obligations that are not recognized as liabilities at June 30, 2026.

	Total	Less than one year	1 to 2 years	3 to 5 years	More than 5 years
Purchase obligations	$3,871	$3,871	$-	$-	$-

Pursuant to an advisory agreement, the Company has committed to issue up to US$1.3 million of common shares to the advisor in consideration for services to be provided. The shares, when issued, will be fully paid and non-assessable common shares of the Company. As of June 30, 2026, the Company had issued 527,260 common shares under the arrangement with an aggregate fair value of approximately US$0.6 million. The remaining commitment under the agreement will be satisfied through future issuances of common shares in accordance with the terms of the advisory agreement.

40

Management’s Discussion and Analysis

Non-IFRS Financial Measures

The information presented within this MD&A refers to certain non-IFRS financial measures including, Adjusted EBITDA and working capital. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

(in thousands of Canadian dollars)	June 30, 2026	June 30, 2025 (1)
Current assets	$40,944	$41,281
Current liabilities	39,366	43,124
Working capital	$1,578	$(1,843)

(1)	The financial results were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated financial statements for further details and impacts of the restatement.

41

Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax (income) expense;

●	Finance costs;

●	Amortization and depreciation;

●	Fair value gain/loss;

●	Unrealized foreign exchange gain/loss;

●	Stock based compensation;

●	Impairment loss;

●	Loss on investments;

●	Non-recurring expense.

Adjusted EBITDA is a non-IFRS financial measure intended to provide additional information to investors and analysts. Management uses Adjusted EBITDA to evaluate the Company’s operating performance by excluding the impact of non-cash items, non-recurring charges, and other items not considered reflective of ongoing operations. This measure is also used to assess the Company’s ability to generate cash from operations, service debt, and fund growth initiatives. Adjusted EBITDA does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. It may not be comparable to similar measures presented by other issuers. Other companies may calculate Adjusted EBITDA differently.

(in thousands of Canadian dollars)	Three months ended June 30,			Twelve months ended June 30,
	2026	2025	2024	2026	2025	2024
Net income (loss) per financial statements	$(12,133)	$3,565	$(9,097)	$(24,296)	$(31,116)	$(3,577)
Add (Deduct):
Depreciation and amortization	105	30	25	204	100	79
Depreciation and amortization included in cost of goods sold	1,651	1,240	331	5,503	5,018	331
Interest income	(80)	(179)	(59)	(353)	(607)	(321)
Interest expense	1,315	749	7	3,762	3,263	285
Interest expense included in cost of goods sold	100	83		448	461	-
Share-based compensation	2,237	1,201	(140)	4,584	2,203	860
Current tax (recovery) expense	(977)	(648)	2,211	(477)	953	2,962
Deferred income tax (recovery) expense	133	(7,330)	(16)	(372)	(5,173)	(16)
Fair value change of derivatives	289	(77)	137	70	1,340	137
Fair value change of warrant liabilities	163	(3,575)	-	(1,111)	(3,575)	-
Fair value change of CVR liabilities	40	(7,195)	-	(713)	(7,195)	-
Fair value change of other liabilities due to non controlling interest holders	9	-	-	38	-	-
Loss on investments	-	-	1,125	-	3,385	1,125
Inventory write-offs (reversals)	(282)	(68)	496	1,856	56	-
Accounts receivable write-offs	-	-	-	933	-	-
Assets abandonment	542	-	-	542	-	-
Impairment loss	4,724	12,596	2,975	4,724	30,374	4,100
Finance costs	47	-	-	679	-	-
Contract cancellation fees	-	-	-	578	-	-
Other (income) expense (1)	(58)	62	257	(113)	(333)	(5,013)
Adjusted EBITDA	$(2,175)	$454	(1,748)	$(3,514)	$(846)	952

(1)	Other (income) expense primarily consist of unrealized foreign exchange gains and losses, along with certain one-time payments we received.

For the three months ended June 30, 2026, Adjusted EBITDA was a loss of $2,175, compared with positive Adjusted EBITDA of $454 in the corresponding 2025 period, a decrease of $2,629. The decrease was primarily attributable to lower gross profit and higher underlying operating expenses.

For the three months ended June 30, 2025, Adjusted EBITDA was $454, compared with a loss of $1,748 in the corresponding 2024 period, an improvement of $2,202. The improvement was mainly driven by higher development fee revenue and stronger contributions from IPP production, partially offset by higher professional and consulting expenses.

For the year ended June 30, 2026, Adjusted EBITDA was a loss of $3,514, compared with a loss of $846 in 2025, a decrease of $2,668. The decrease was primarily attributable to lower gross profit from EPC services and higher underlying operating expenses.

42

Management’s Discussion and Analysis

For the year ended June 30, 2025, Adjusted EBITDA was a loss of $846, compared with positive Adjusted EBITDA of $952 in 2024, a decrease of $1,798. The decrease primarily reflected lower EPC services activity and higher operating expenses following the SFF acquisition, partly offset by increased IPP revenue and development fees.

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(e) and 15d-15(e) of the Exchange Act in the United States. Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s DC&P in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the design and operating effectiveness of the Company’s DC&P as of June 30, 2026 based on the criteria set forth in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s DC&P was not effective as of June 30, 2026 due to the material weaknesses in internal control over financial reporting described below. These material weaknesses were previously identified as of June 30, 2025 and remained outstanding as of June 30, 2026.

Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financing reporting (“ICFR”) as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Exchange Act in the United States. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

Management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s ICFR as of June 30, 2026, based on the criteria set forth in the Internal Control — Integrated Framework (2013) issued by COSO. Based on this evaluation, management concluded that the Company’s ICFR was not effective as of June 30, 2026 due to the following material weaknesses.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

During the year ended June 30, 2026, the Company continued to assess the previously identified control deficiencies and evaluate potential enhancements to its internal processes and controls over financial reporting.

Identified Material Weaknesses

During the year ended June 30, 2026, management assessed the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management concluded that our internal control over financial reporting was not effective due to the following material weaknesses:

1.	The Company does not have a sufficient complement of accounting and reporting personnel with the requisite knowledge and experience. This has weakened the control environment and contributed to inadequately designed or omitted control activities over the financial close and reporting process, including un-timely preparation, analysis, and review of account reconciliations.

2.	The Company does not have adequately formalized processes or sufficient experienced finance personnel to identify, analyze, and account for large or complex transactions. This reflects weaknesses in risk assessment and in review controls over non-routine transactions.

3.	The Company has not retained sufficient documentary or corroborating evidence to demonstrate the consistent and timely performance of control activities. This undermines accountability in the control environment, reduces the reliability of control activities, limits the quality of information and communication, and prevents effective monitoring of whether controls are designed, implemented or operating as intended.

43

Management’s Discussion and Analysis

Remediation plan

Management has taken steps to address these material weaknesses and is in the process of developing and implementing a remediation plan to address them and to improve our internal control over financial reporting, which we believe will address their underlying causes. These steps include the following:

a)	Enhanced transaction-review procedures — Management continued to evaluate and develop procedures and controls intended to improve the identification, analysis and accounting treatment of large or complex transactions. External advisors may be engaged, as needed, to supplement internal capabilities.
b)	ICFR compliance program — Management continued preliminary work toward establishing a formal ICFR compliance program with the assistance of an external advisor. The gap assessment against the COSO framework remains ongoing, and management expects to implement appropriate control enhancements as recommendations are developed and evaluated.
c)	Documentation, training and oversight — Management continued to assess opportunities to improve review and oversight processes, including the standardization of documentation and record-retention practices and additional training for control owners. Further development of these measures remains ongoing.
d)	Finance-team capability and expertise — Management continued to assess the resources and technical expertise required within the finance function to support the Company’s increasing operational complexity and financial-reporting requirements.

Limitation of Controls and Procedures

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Attestation report of the registered public accounting firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting identified during the year ended June 30, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Readers are cautioned that the risk factors discussed above in this MD&A are not exhaustive. Readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Report on Form 20-F for the year ended June 30, 2026 and filed on SEDAR+ at www.sedarplus.ca and EDGAR.

44

Management’s Discussion and Analysis

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of Canadian and United States securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this MD&A contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s expectations about its liquidity and sufficiency of working capital for the next twelve months of operations; the Company’s growth strategies the expected energy production from the solar power and BESS projects mentioned in this MD&A; the reduction of carbon emissions; the receipt of incentives for the projects; the details of the CIM Transaction; the timelines and milestones associated with the Company’s development pipeline; the details of the Company’s planned expansion into the data center industry; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements represent only as of the date of this MD&A.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the ability to secure a contract with a data center partner; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company and CIM may be unable to conclude definitive documentation for the CIM Transaction; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any public health threats; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

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